

2024 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file no: 001-36409

CITY OFFICE REIT, INC.

Maryland	98-1141883
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification No.)

666 Burrard Street
Suite 3210
Vancouver, BC
V6C 2X8
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (604) 806-3366

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each Exchange on Which Registered
Common Stock, $0.01 par value	"CIO"	New York Stock Exchange
6.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share	"CIO.PrA"	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $192.1 million, based on the closing sales price of $4.98 per share as reported on the New York Stock Exchange.

As of February 14, 2025, the registrant had 40,358,240 shares of common stock outstanding.

Documents incorporated by reference: Portions of the registrant's Definitive Proxy Statement for the 2024 Annual Meeting of Shareholders (to be filed with the United States Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year end) are incorporated by reference in this Annual Report on Form 10-K in response to Part II, Item 5 and Part III, Items 10, 11, 12, 13 and 14.

CITY OFFICE REIT, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are included throughout this Annual Report on Form 10-K, including in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Certain Relationships and Related Person Transactions," and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, results of operations and other financial and operating information. We have used the words "approximately," "anticipate," "assume," "believe," "budget," "contemplate," "continue," "could," "estimate," "expect," "future," "hypothetical," "intend," "may," "outlook," "plan," "potential," "predict," "project," "seek," "should," "target," "will" and similar terms and phrases to identify forward-looking statements in this Annual Report on Form 10-K. All of our forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including:

- adverse economic or real estate developments in the office sector or the markets in which we operate;

- increased interest rates, the failure of interest rates to decrease according to market expectations, any resulting increase in financing or operating costs, the impact of inflation or stagflation, or any stall in economic growth or an economic recession;

- changes in local, regional, national and international economic conditions, including as a result of recent pandemics or any future epidemics or pandemics;

- the extent to which "work-from-home" and hybrid work policies impact long term office space demand;

- our inability to compete effectively;

- our inability to collect rent from tenants or renew tenants' leases on attractive terms if at all;

- our dependence upon significant tenants, bankruptcy or insolvency of a major tenant or a significant number of small tenants or borrowers, or defaults on or non-renewal of leases by tenants;

- demand for and market acceptance of our properties for rental purposes, including as a result of near-term market fluctuations or long-term trends that result in an overall decrease in the demand for office space;

- decreased rental rates or increased vacancy rates;

- our failure to obtain necessary financing or access the capital markets on favorable terms or at all;

- changes in the availability of acquisition opportunities;

- availability of qualified personnel;

- our inability to successfully complete real estate acquisitions or dispositions on the terms and timing we expect, or at all;

- our failure to successfully operate acquired properties and operations;

- changes in our business, financing or investment strategy or the markets in which we operate;

- our failure to generate sufficient cash flows to service our outstanding indebtedness;

- environmental uncertainties and risks related to adverse weather conditions and natural disasters;

- our failure to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes;

- government approvals, actions and initiatives, including the need for compliance with environmental requirements;

- outcome of claims and litigation involving or affecting us;

- financial market fluctuations;

- changes in real estate, taxation and zoning laws and other legislation and government activity and changes to real property tax rates and the taxation of REITs in general; and

- additional factors discussed under the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

The forward-looking statements contained in this Annual Report on Form 10-K are based on historical performance and management's current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to the factors, risks and uncertainties described above, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors described in "Risk Factors," many of which are beyond our control. We believe that these factors include those described in "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date of this Annual Report on Form 10-K. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

ITEM 1. BUSINESS

Overview

We are an internally-managed corporation organized in the state of Maryland on November 26, 2013 focused on owning, operating and acquiring office properties located predominantly in Sun Belt markets. Our markets possess a number of attractive demographic and employment characteristics that we believe will lead to capital appreciation and growth in rental income at our properties over time. Our senior management team has extensive industry relationships and a proven track record in executing this strategy, which we believe provides a competitive advantage to our stockholders. We have elected to be taxed, and intend to continue to qualify, as a REIT for U.S. federal income tax purposes.

We believe that the vibrant characteristics of our markets and the quality of our portfolio positions us for attractive, long-term risk-adjusted returns. The cities in which we operate generally provide a high standard of living, strong population and employment growth trends and a depth and diversity of local economies. Within our markets, we focus on owning properties that are well located, highly amenitized and positioned for long-term leasing success and value creation. We believe that we have a competitive advantage across our markets due to the strength of our existing portfolio holdings, our local relationships and our proven track record of execution.

Our senior management team has extensive experience in real estate markets and is made up of James Farrar, our Chief Executive Officer, Gregory Tylee, our President and Chief Operating Officer, and Anthony Maretic, our Chief Financial Officer, each with over 20 years of experience. We internally asset manage our properties but use local firms for property management and leasing in our markets to benefit from their local market knowledge, efficient operations and existing infrastructure.

As of December 31, 2024, we owned 56 office buildings with a total of approximately 5.6 million square feet of net rentable area ("NRA") in the metropolitan areas of Dallas, Denver, Orlando, Phoenix, Portland, Raleigh, San Diego, Seattle and Tampa. We believe that our properties provide excellent access to transportation options, are located near affluent neighborhoods, contain extensive amenities and are well-maintained. We also believe that our properties have a stable and diverse tenant profile, including federal and state governmental agencies and national and regional businesses. As of December 31, 2024, our portfolio was approximately 85.4% occupied. Our occupied leases have staggered expirations and a weighted average remaining lease term to maturity of 4.5 years as of December 31, 2024. Our leases typically include rent escalation provisions designed to provide annual growth in our rental income as well as an ability to pass through cost escalations to our tenants.

For further information on our target markets and the composition of our tenant base, see "Item 2—Properties."

Business Objectives and Growth Strategies

Our principal business objective is to provide attractive risk-adjusted returns to our investors over the long-term through a combination of dividends and capital appreciation. We believe the following strategies will help us achieve our business objective and continue to distinguish us from other owners and operators of office properties in our markets:

Drive Value Creation and Earnings per Share Growth: We evaluate a range of strategies to create per share growth, including at the property level and through prudent capital allocation. In addition to driving rental revenue through strategic leasing, we also evaluate the opportunity to harvest value through dispositions and accretive redeployment of capital. We also evaluate and have executed prior share repurchase programs to buy back our shares at what we believe are significant discounts to their inherent value.

Drive Cash Flow Increases through Rent Growth: Our leases typically provide for contractual increases in base rental rates. These rental escalations are expected to result in predictable increases in rental revenues for us over time. We will continue to seek to include contractual rent escalators in future leases to further facilitate predictable growth in rental income. In circumstances where in-place rental rates are below market rental rates, we will aim to capture increases in cash flow by increasing rents to market.

Lease Currently Vacant Space and Complete Strategic Lease Renewals: As of December 31, 2024, our portfolio was approximately 85.4% occupied, and we believe that there is potential to generate additional rental income by leasing space in these properties that is currently unoccupied. We believe we have been successful in enhancing the appeal of vacant spaces by completing improvements to vacant leasable space, creating or improving building amenities and renovating common areas. We also seek to create stable, long-term cash flow through strategic lease renewals at market rental rates.

Acquire Properties in Our Target Markets: When attractive opportunities are available, we seek to expand our portfolio through acquisitions of office properties located predominantly in vibrant Sun Belt markets. We believe that expanding the depth of our portfolio in our markets and adding new strategic markets with similar characteristics creates economies of scale and builds a more desirable portfolio. We use our management team's market-specific knowledge to identify acquisitions that we believe offer cash flow stability and long-term value creation opportunities.

Leverage Strong Relationships of Our Management Team: Our senior management team has extensive relationships within our markets, including with real estate owners, developers, operators and brokers. We have strong relationships with our local third-party property and leasing managers who typically operate a large number of properties in the submarkets and markets where our properties are located, providing economies of scale and local market insight. In addition, our management team has strong lending relationships with various banks and insurance companies.

Implement Property Enhancements and Cost-Saving Initiatives: We actively pursue opportunities to enhance our properties through capital improvements initiatives to position them optimally within their competitive set. These improvements include creating ready-to-lease spec suites or enhancing amenities at certain of our properties to enhance leasing appeal. We also pursue cost reduction initiatives and use our scale to generate operating synergies.

2024 Highlights

- Completed approximately 806,000 square feet of new and renewal leasing;

- Increased overall portfolio occupancy at year-end of 2024 to 85.4%, as compared to 84.5% at year-end of 2023;

- Increased the Company's annualized gross rent per square foot rate by 1.8%;

- Continued construction and leasing of modern spec suites and successfully executed numerous renovation projects;

- Advanced significant value-creating redevelopment potential at one of the Company's properties;

- Completed the loan repayment on maturity of the Company's $50.0 million term loan and loan renewals on two property loans;

- Maintained the Company's common stock dividend and generated cash flow in excess of the Company's common stock dividend payments; and

- Actively positioned Company properties to maximize overall corporate value.

Competition

We compete with other REITs (both public and private), public and private real estate companies, private real estate investors and lenders, both domestic and foreign, in acquiring properties. We also face competition in leasing or subleasing available properties to prospective tenants.

We believe that our management's experience and relationships in, and local knowledge of, the markets in which we operate put us at a competitive advantage when seeking acquisitions. However, some of our competitors have greater resources than we do, or may have a more flexible capital structure when seeking to finance acquisitions. We also face competition in leasing or subleasing available properties to prospective tenants. Some real estate operators may be willing to enter into leases at lower contractual rental rates. However, we believe that the quality of our properties, the high caliber of our local management teams and our active property reinvestment strategy are attractive to tenants and serve as a competitive advantage.

Segment and Geographic Financial Information

During 2024, we had one reportable segment, our office properties segment. For information about our office property revenues and long-lived assets and other financial information, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" in this Annual Report on Form 10-K.

Environmental Matters

A wide variety of environmental and occupational health and safety laws and regulations affect our properties. These complex laws, and their enforcement, involve a myriad of regulations, many of which involve strict liability on the part of the potential offender. Some of these laws may directly impact us. Under various local environmental laws, ordinances and regulations, an owner of real property, such as us, may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed or impair the value of the property, and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, could reduce our revenues.

We believe that our properties are in compliance in all material respects with all federal, state and local environmental laws and regulations regarding hazardous or toxic substances and other environmental matters. We have not been notified by any governmental authority of any material non-compliance, liability or claim relating to hazardous or toxic substances or other environmental matter in connection with any of our properties.

Human Capital Resources

As of December 31, 2024, the Company employed 20 full-time employees. The Company believes that corporate social responsibility goes hand-in-hand with business growth and maximizing returns for our investors. Social responsibility furthers our mission to be an upstanding corporate citizen within the real estate community. We take pride in our work culture and strive to create an environment where our employees feel valued and are compensated fairly. Our reputation for acting with integrity, discipline and transparency is essential to the successful execution of our business goals. We recognize that having an engaging and rewarding work environment allows us to attract and retain the highest caliber personnel. We also encourage professional growth, which is why we invest in employee development and ensure that onboarding and ongoing training are pillars of our workplace. We also offer competitive employment compensation packages that strive to equitably reward employees' contributions. We believe that recognizing special employee contributions creates an environment where team members are driven to achieve exceptional performance.

Availability of Reports Filed with the Securities and Exchange Commission

A copy of this Annual Report on Form 10-K, as well as our Quarterly Reports on Form 10-Q, current reports on Form 8-K and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available, free of charge, on our Internet website (www.cioreit.com) and at the website of the United States Securities and Exchange Commission (the "SEC") at http://sec.gov. All of these reports are made available on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our Governance Guidelines and Code of Business Conduct and Ethics and the charters of the Audit, Compensation, Investment, and Nominating and Corporate Governance Committees of our Board of Directors are also available on our website at www.cioreit.com, and are available in print to any stockholder upon written request to City Office REIT, Inc., c/o Investor Relations, Suite 3210 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8. The Company may, from time to time, amend these charters and policies, and such amended charters and policies will be posted on the Company's website. Our telephone number is +1 (604) 806-3366. The information on or accessible through our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filing we make with the SEC.

ITEM 1A. RISK FACTORS

SUMMARY

Risks Related to Our Business and Our Properties

- There are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our financial performance and the value of our properties.

- Significant competition may decrease or prevent increases in our properties' occupancy and rental rates and may reduce our investment opportunities.

- Real estate is a competitive business and that competition may adversely impact us.

- We may be unable to renew expiring leases or re-lease vacant space on a timely basis or on attractive terms.

- We are dependent on our key personnel and the loss of such key personnel could materially adversely effect our business.

- A decrease in demand for office space in our markets may have a material adverse effect on our financial condition and results of operations.

- Failure by any major tenant to make rental payments to us, because of a deterioration of its financial condition, a termination of its lease, a non-renewal of its lease or otherwise, could have a material adverse effect on our results of operations.

- Systemic changes in the demand for office real estate are the result of many factors, including historical or possible future public health events. The change in tenant behavior resulting from the work-from-home trend has been and may continue to be significant, and a future pandemic or epidemic outbreak could materially and adversely affect our financial condition, results of operations, cash flow, liquidity and performance and that of our tenants.

- We may be unable to secure funds for future tenant or other capital improvements or payment of leasing commissions.

- We may be required to, and currently make, rent or other concessions and significant capital expenditures to improve our properties in order to retain and attract tenants.

- We may not be able to obtain additional capital to further our business objectives.

- We have a substantial amount of indebtedness outstanding which may affect our ability to pay distributions to our stockholders, may expose us to interest rate fluctuation risk and may expose us to the risk of default under our debt obligations.

- Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

- Failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of federal debt, may negatively impact the economic environment and adversely impact our results of operations.

- We may engage in hedging transactions, which can limit our gains and increase exposure to losses.

- Economic conditions and global events may adversely affect the real estate market and our financial condition, results of operations and cash flow.

- Inflation and price volatility in the global economy could negatively impact our tenants and our results of operations.

- Our joint venture investments could be adversely affected by the capital markets, our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and any disputes that may arise between us and our joint venture partners.

- We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances.

- Our properties may contain asbestos or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

- Potential losses, including from adverse weather conditions, natural disasters, wildfires, climate change and title claims, may not be covered by insurance.

- We may be limited in our ability to diversify our investments making us more vulnerable economically than if our investments were diversified.

- Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

- If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

- If a tenant defaults or declares bankruptcy, we may be unable to collect balances due under relevant leases and may become subject to uncertainty and increased expenses, which could have a material adverse effect on our financial condition and ability to pay distributions.

- We may face additional risks and costs associated with owning properties occupied by government tenants.

- Some of the leases at our properties contain "early termination" provisions which, if triggered, may allow tenants to terminate their leases without further payment to us.

- We may be unable to complete acquisitions and dispositions, and even if acquisitions are completed, we may fail to successfully operate acquired properties.

- Acquired properties may be located in new markets where we may face risks associated with investing in an unfamiliar market.

- Adverse market and economic conditions could cause us to recognize impairment charges or otherwise impact our performance.

- Our property taxes could increase due to property tax rate changes or reassessment or inability to use any tax assets, which may adversely impact our cash flows.

- Our commitments to Second City Real Estate II Corporation ("Second City") and Clarity Real Estate Ventures GP, Limited Partnership ("Clarity"), and their respective affiliates may give rise to various conflicts of interest.

Risks Related to Our Status as a REIT

- Our failure to maintain our qualification as a REIT would result in significant adverse tax consequences to us and would adversely affect our business and the value of our stock.

- To maintain our qualification as a REIT, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders.

- Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

- The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

- We may face risks in connection with like-kind exchanges pursuant to section 1031 of the Code ("Section 1031 Exchanges").

- To maintain our qualification as a REIT, we may be forced to forego otherwise attractive opportunities.

- We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the market price of our shares of capital stock.

Risks Related to Our Organizational Structure

- Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of units in City Office REIT Operating Partnership, L.P. (our "Operating Partnership"), which may impede business decisions that could benefit our stockholders.

- The consideration that we pay for the properties and assets we own may exceed their aggregate fair market value.

- We are a holding company with no direct operations and, as such, we rely on funds received from our Operating Partnership to pay liabilities, and the interests of our stockholders are structurally subordinated to all liabilities and obligations of our Operating Partnership and its subsidiaries.

- We may have assumed unknown liabilities in connection with our acquisition of properties and any properties we may acquire in the future may expose us to unknown liabilities.

- Our charter, our amended and restated bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and may prevent our stockholders from receiving a premium for their shares.

- The ability of our Board of Directors to revoke our REIT status without stockholder approval may cause adverse consequences to our stockholders.

- Our Board of Directors may amend our investing and financing guidelines without stockholder approval, and, accordingly, you would have limited control over changes in our policies that could increase the risk that we default under our debt obligations.

- Our rights and the rights of our stockholders to take action against our directors and officers are limited.

General Risk Factors

- We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

- Climate change and natural disasters such as wildfires may adversely affect our business.

- Litigation may result in unfavorable outcomes.

- Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

- Our business and operations would suffer in the event of system failures.

- We face risks associated with security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology ("IT") networks and related systems.

The following risk factors may adversely affect our overall business, financial condition, results of operations, and cash flows; our ability to make distributions to our stockholders; our access to capital; or the market price of our common stock or preferred stock, as further described in each risk factor below. In addition to the information set forth herein, one should carefully review and consider the information contained in our other reports and filings that we make with the SEC from time to time. The risks that we describe in our public filings are not the only risks that we face. Additional risks and uncertainties not presently known to us or are out of our control, or that we currently consider immaterial, also may materially adversely affect our business, financial condition, and results of operations. Additional information regarding forward-looking statements is included herein.

<h3 style="text-align:center">Risks Related to Our Business and Our Properties</h3>

There are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our financial performance and the value of our properties.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Our financial performance and the value of our properties can be affected by many of these factors, including the following:

- adverse changes in financial conditions of buyers, sellers and tenants of our properties, including bankruptcies, financial difficulties or lease defaults by our tenants;

- the national, regional and local economy, which may be negatively impacted by concerns about inflation, government deficits or government budgets, unemployment rates, decreased consumer confidence, industry slowdowns, reduced corporate profits, liquidity concerns in our markets and other adverse business concerns;

- local real estate conditions, such as an oversupply of, or a reduction in, demand for office space and the availability and creditworthiness of current and prospective tenants;

- longevity of general real estate trends, such as the curtailment in demand for office space and the increased flexibility for tenants to relocate to other states, to the extent they continue to maintain a physical office at all;

- vacancies or ability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options;

- changes in operating costs and expenses, including, without limitation, increasing labor and material costs, insurance costs, energy prices, water and sewer costs, environmental restrictions, real estate taxes and costs of compliance with laws, regulations and government policies, which we may be restricted from passing on to our tenants;

- fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of our properties, to obtain financing on favorable terms or at all, or impact the market price of our properties we own or target for investment;

- competition from other real estate investors with significant capital, including other real estate operating companies, other publicly traded REITs and institutional investment funds;

- inability to refinance our indebtedness or secure financing on terms favorable to us, which could result in a default on our obligation and trigger cross default provisions that could result in a default on other indebtedness;

- the convenience and quality of competing office properties;

- inability to collect rent from tenants;

- our ability to secure adequate insurance;

- our ability to secure adequate management services and to maintain our properties;

- changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning, immigration and tax laws, government fiscal, monetary and trade policies and the Americans with Disabilities Act of 1990 (the "ADA"); and

- civil unrest, acts of war, cyber-attacks, terrorist attacks and natural disasters, including earthquakes, wind damage and floods, which may result in uninsured and underinsured losses.

In addition, because the yields available from equity investments in real estate depend in large part on the amount of rental income earned, as well as property operating expenses and other costs incurred, a period of economic slowdown or recession, or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults among our existing leases, and, consequently, our properties, including any held by joint ventures, may fail to generate revenues sufficient to meet operating, debt service and other expenses. As a result, we may have to borrow amounts to cover fixed costs, and our financial condition, results of operations, cash flow, per share market price of our common stock or preferred stock, and ability to satisfy our principal and interest obligations and to make distributions to our stockholders may be adversely affected.

Significant competition may decrease or prevent increases in our properties' occupancy and rental rates and may reduce our investment opportunities.

We compete with numerous owners, operators, and developers of office properties, many of which own properties similar to ours in the same submarkets in which our properties are located. Furthermore, undeveloped land in many of the markets in which we operate is generally more readily available and less expensive than in gateway markets, which are commonly defined as New York, Los Angeles, Washington, D.C., Boston, Chicago, and San Francisco. If our competitors offer space from existing or new buildings at rental rates below current market rates, or below the rental rates that we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those that we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain or attract tenants when our tenants' leases expire. Our competitors may have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. As a result, our financial condition, results of operations, cash flows, and market price of our common stock or preferred stock could be adversely affected.

Real estate is a competitive business and that competition may adversely impact us.

We compete with a large number of property owners, operators and developers, some of whom may be willing to accept lower returns on their investments. Principal factors of competition are the quality and age of the property, attractiveness of location and the breadth and the quality of the amenities offered. These factors may negatively impact leasing efforts and lead to higher re-leasing costs, as we believe our tenants and prospective new tenants across our portfolio sometimes compare the cost and the value of leasing space in our buildings to the value of newer space with more amenities asking higher rent in other buildings in the market. Substantially all of our properties face competition from similar properties in the same market, which may adversely impact the rents we can charge at those properties, leasing costs, occupancy rates and our results of operations.

Our commercial office properties are located primarily in Sun Belt markets, which generally exhibit positive population and economic growth. The number of competitive office properties in these areas, which may be newer, more amenitized or better located than our properties, could have a material adverse effect on our ability to lease office space at our properties and on the effective rents we are able to charge.

We may be unable to renew expiring leases or re-lease vacant space on a timely basis or on attractive terms, which could have a material adverse effect on our results of operations and cash flow.

At December 31, 2024, approximately 11.3%, 11.0% and 14.9% of our annualized base rent is scheduled to expire in 2025, 2026, and 2027, respectively, excluding month-to-month leases. Current tenants may not renew their leases upon the expiration of their terms and may attempt to terminate their leases prior to the expiration of their current terms. This risk has been increased by tenants working from home during and after the recent pandemic which has resulted in certain tenants re-evaluating the size and/or lay-out of their existing leased premises. If non-renewals or terminations occur, we may not be able to locate qualified replacement tenants and, as a result, we could lose a significant source of revenue while remaining responsible for the payment of our financial obligations. Moreover, the terms of a renewal or new lease, including the amount of rent, may be less favorable to us than the current lease terms, or we may be forced to provide tenant improvements at our expense or provide other concessions or additional services to maintain or attract tenants. Any of these factors could cause a decline in lease revenue or an increase in operating expenses, which would have a material adverse effect on our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

We are dependent on our key personnel and the loss of such key personnel could have a material adverse effect on our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

We are dependent on the efforts of our key officers and employees, including James Farrar, our Chief Executive Officer, Gregory Tylee, our President and Chief Operating Officer, and Anthony Maretic, our Chief Financial Officer, Secretary and Treasurer. The loss of Mr. Farrar's, Mr. Tylee's and/or Mr. Maretic's services could have a material adverse effect on our business, financial condition and results of operations and our ability to pay distributions to our stockholders. Although we have employment agreements with them, we cannot assure you they will remain employed with us.

A decrease in demand for office space in our markets may have a material adverse effect on our financial condition and results of operations.

Our portfolio of properties consists of office properties and because we seek to acquire similar properties, a decrease in the demand for office space may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. If parts of our properties are leased within a particular sector, a significant downturn in that sector in which the tenants' businesses operate would adversely affect our results of operations. In addition, where a government agency is a tenant, which is the case for a number of our properties, austerity measures, the inability of the federal, state, or local government to approve a budget, and governmental deficit reduction programs may lead government agencies to stop paying rent, consolidate and reduce their office space, terminate their lease or decrease their workforce, which may reduce demand for office space in the government sector. In addition, the ongoing work-from-home trend has resulted in lower than normal utilization levels for our properties and it is uncertain how utilization levels will be impacted in the long term. In the event that our tenants implement or maintain full or partial work-from-home or other remote work policies, the overall demand for office space in the markets in which we own properties or seek to acquire properties may be materially adversely affected, which may impact our leasing activity and ability to enter into leases favorable to the Company and result in a material adverse effect on our results of operations, cash flow and market price of our common stock or preferred stock.

Failure by any major tenant to make rental payments to us, because of a deterioration of its financial condition, a termination of its lease, a non-renewal of its lease or otherwise, could have a material adverse effect on our results of operations.

As of December 31, 2024, approximately 24.3% of the base rental revenue of our properties was derived from our ten largest tenants. At any time, our tenants may experience a downturn in their businesses that may significantly weaken their financial condition, whether as a result of general economic conditions or otherwise. As a result, our tenants may fail to make rental payments when due, delay lease commencements, decline to extend or renew leases upon expiration or declare bankruptcy or be subject to involuntary insolvency proceedings. Any of these actions could result in the termination of the tenants' leases or the failure to renew a lease and the loss of rental income attributable to the terminated leases. The occurrence of any of the situations described above could have a material adverse effect on our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

Systemic changes in the demand for office real estate are the result of many factors, including historical or possible future public health events. The change in tenant behavior resulting from the work-from-home trend has been and may continue to be significant, and a future pandemic or epidemic outbreak could materially and adversely affect our financial condition, results of operations, cash flow, liquidity and performance and that of our tenants.

Historical disease outbreak and the threat of possible future public health events, which have contributed to significant volatility in economic activity and financial markets, have also led to systemic changes in the demand for office real estate. The work-from-home trend, and corresponding changes in our tenants' and our tenants' customers' behavior, may continue in varying degrees to adversely impact our business, financial condition, results of operation, cash flows, liquidity and performance, and that of our tenants, the severity and duration of indirect economic and social impacts such as recession, supply chain disruptions, labor market disruptions, inflation, dislocation and volatility in capital markets, job losses, potential longer-term changes in consumer and tenant behavior, as well as current and possible future governmental responses. We cannot predict whether changes in working arrangements are permanent or will return to the more typical arrangements in effect before the coronavirus disease pandemic. If this trend continues or accelerates, our tenants may elect to not renew their leases, or to renew them for less space than they currently occupy, which could increase the vacancy rate and decrease rental income and the value of our properties. The changes in work habits and reduced demand for office space have also resulted in adverse capital markets and financing conditions for office properties. The value of our properties and our business, operating results, financial condition and prospects may continue to be materially adversely impacted by the negative trends impacting the office property market.

We may be unable to secure funds for future tenant or other capital improvements or payment of leasing commissions, which could limit our ability to attract or replace tenants and adversely impact our ability to make cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, it is common that, in order to attract replacement tenants, we will be required to expend funds for tenant improvements, payment of leasing commissions and other concessions related to the vacated space. Such tenant improvements may require us to incur substantial capital expenditures. We may not be able to fund capital expenditures solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, each year to qualify as a REIT. As a result, our ability to fund tenant and other capital improvements or payment of leasing commissions through retained earnings may be limited. If we have insufficient capital reserves, we will have to obtain financing from other sources. We may also have future financing needs for other capital improvements to refurbish or renovate our properties. If we are unable to secure financing on terms that we believe are acceptable or at all, we may be unable to make tenant and other capital improvements or payment of leasing commissions or we may be required to defer such improvements. If this happens, it may cause one or more of our properties to suffer from a greater risk of obsolescence or a decline in value, as a result of fewer potential tenants being attracted to the property or existing tenants not renewing their leases. If we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, pay leasing commissions or other expenses or pay distributions to our stockholders.

We may be required to, and currently make, rent or other concessions and significant capital expenditures to improve our properties in order to retain and attract tenants, which could adversely affect our financial condition, results of operations and cash flow.

In order to retain existing tenants and attract new tenants, we may be required to, and currently offer more substantial rent abatements, tenant improvements and early termination rights, provide options to purchase our properties within the lease term or accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to, and currently make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers, which could adversely affect our results of operations and cash flow. Additionally, if we need to raise capital to make such expenditures and are unable to do so, or such capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could adversely affect our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

We may not be able to obtain additional capital to further our business objectives.

Our ability to acquire, develop, or redevelop properties depends on our ability to obtain capital. In order to maintain our qualification as a REIT, we are generally required under the U.S. Internal Revenue Code of 1986, as amended (the "Code") to annually distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. In addition, as a REIT, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs (including redevelopment, acquisition, expansion and renovation activities, payments of principal and interest on and the refinancing of our existing debt, tenant improvements and leasing costs), from operating cash flow. Consequently, we may rely on third-party sources to fund our capital needs.

The real estate industry has historically experienced periods of volatile debt and equity capital markets and/or periods of extreme illiquidity. A prolonged period in which we cannot effectively access the public debt and/or equity markets may result in heavier reliance on alternative financing sources, such as dispositions, to undertake new investments. We may not be able to obtain the necessary financing on favorable terms, in the time period that we desire or at all. Our access to third-party sources of capital depends, in part, on:

- general market conditions and interest rates;

- the market's view of the quality of our assets and our leasing activity;

- the market's perception of our growth potential;

- our current debt levels;

- our current and expected future earnings;

- our cash flow and cash distributions; and

- the market price of securities we may issue from time to time.

An inability to obtain debt or equity capital from third-party sources on acceptable terms could delay or prevent us from acquiring, financing, and completing desirable investments when strategic opportunities exist, satisfy our principal and interest obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT. Even as liquidity returns to the market, debt and equity capital may be more expensive than in prior years.

Covenants in the Credit Agreement governing our Unsecured Credit Facility may cause us to fail to qualify as a REIT.

In order to maintain our qualification as a REIT, we are generally required under the Code to distribute annually at least 90% of our net taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Under the credit agreement governing our Unsecured Credit Facility (the "Credit Agreement"), we are subject to various financial covenants that may inhibit our ability to make distributions to our stockholders. If we are unable to make distributions to our stockholders, we will not be able to make sufficient distributions to maintain our REIT status.

We have a substantial amount of indebtedness outstanding which may affect our ability to pay distributions to our stockholders, may expose us to interest rate fluctuation risk and may expose us to the risk of default under our debt obligations.

Our total consolidated principal indebtedness, as of December 31, 2024, was approximately $649.5 million. Approximately 47.0% of our principal indebtedness is set to mature in 2025, of which $255.0 million is related to the Unsecured Credit Facility. The Company has the option to extend the Unsecured Credit Facility maturity date to November 2026 upon meeting certain conditions. We do not anticipate that our internally generated cash flows will be adequate to repay our existing indebtedness upon maturity, and, therefore, we expect to repay our indebtedness through refinancings and future offerings of equity and/or debt securities, either of which we may be unable to secure on favorable terms or at all. Our substantial outstanding indebtedness, and the limitations imposed on us by our debt agreements, could have other significant adverse consequences, including the following:

- our cash flow may be insufficient to meet our required principal and interest payments;

- we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon emerging acquisition opportunities or meet operational needs;

- we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

- we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms, or terminate pending acquisitions that may require us to forfeit amounts paid into escrow or pay termination fees;

- we may be forced to enter into financing arrangements with particularly burdensome collateral requirements or restrictive covenants;

- we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or require us to retain cash for reserves;

- we may be unable to hedge floating rate debt, counterparties may fail to honor their obligations under our hedge agreements or these agreements may not effectively hedge interest rate fluctuation risk;

- our fixed rate debt may put us at a competitive disadvantage if interest rates decrease and our competitors are able to secure debt financing at lower interest rates;

- we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans;

- our default under any of our indebtedness with cross default provisions could result in a default on other indebtedness; and

- cross default provisions on properties with minority parties could trigger indemnity obligations.

If any one of these events were to occur, our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected. In addition, any foreclosure on our properties could create taxable income without accompanying cash proceeds, which could adversely affect our ability to meet the distribution requirements necessary to maintain our qualification as a REIT.

We could become highly leveraged in the future because our organizational documents contain no limitations on the amount of debt that we may incur.

As of December 31, 2024, our principal indebtedness represented approximately 44.6% of our total assets. However, our organizational documents contain no limitations on the amount of indebtedness that we or our Operating Partnership may incur. We could alter the balance between our total outstanding indebtedness and the value of our properties at any time. If we become more highly leveraged, the resulting increase in outstanding debt could adversely affect our ability to make debt service payments, to pay our anticipated distributions and to make the distributions required to maintain our qualification as a REIT. The occurrence of any of the foregoing risks could adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock or preferred stock.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

In providing financing to us, a lender may impose restrictions on us that would affect our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our distribution and operating policies. In general, we expect that our loan agreements will restrict our ability to encumber or otherwise transfer our interest in the respective property without the prior consent of the lender. Such loan documents may contain other negative covenants that may limit our ability to discontinue insurance coverage or impose other limitations. Any such restriction or limitation may limit our ability to make distributions to you. Further, such restrictions could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT.

As of December 31, 2024, the lender for our mortgage borrowings at the SanTan property has elected their right to direct property cash flows into lender-controlled restricted cash accounts to fund property operations until certain thresholds are met. Further, under the terms of the loan modification and extension agreement at the FRP Ingenuity Drive property, signed in the second quarter of 2024, property cash flows from this property will be directed into lender-controlled restricted cash accounts through the maturity of the loan. For these two properties, the total restricted cash as of December 31, 2024 was $5.2 million. It is possible that we could fail certain financial covenants within certain property-level mortgage borrowings or under our Credit Agreement. For mortgages with financial covenants, the lenders' remedy of a covenant failure would be a requirement to escrow funds for the purpose of meeting our future debt payment obligations.

Failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of federal debt, may negatively impact the economic environment and adversely impact our results of operations.

The U.S. federal government has established a limit on the level of federal debt that the U.S. federal government can have outstanding, often referred to as the debt ceiling. The U.S. Congress has authority to raise or suspend the debt ceiling and to approve the funding of U.S. federal government operations within the debt ceiling, and has done both frequently in the past, often on a relatively short-term basis. Generally, if effective legislation to manage the level of federal debt is not enacted and the debt ceiling is reached in any given year, the federal government may suspend its investments for certain government accounts, among other available options, in order to prioritize payments on its obligations. Contention among policymakers, among other factors, may hinder the enactment of policies to further increase the borrowing limit or address its debt balance timely. A failure by the U.S. Congress to raise the debt limit would increase the risk of default by the U.S. on its obligations, the risk of a lowering of the U.S. federal government's credit rating, and the risk of other economic dislocations. Such a failure, or the perceived risk of such a failure, could consequently have a material adverse effect on the financial markets and economic conditions in the U.S. and globally. If economic conditions severely deteriorate as a result of U.S. federal government fiscal gridlock, our operations, or those of our tenants, could be affected, which may adversely impact our financial condition and results of operations. These risks may also impact our overall liquidity, our borrowing costs, or the market price of our common stock.

We may engage in hedging transactions, which can limit our gains and increase exposure to losses.

Subject to maintaining our qualification as a REIT, we may enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate swap agreements or interest rate cap or floor agreements, or other interest rate exchange contracts. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. No hedging activity can completely insulate us from the risks associated with changes in interest rates. Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- available interest rate hedging may not correspond directly with the interest rate risk for which we seek protection;

- the duration of the hedge may not match the duration of the related liability;

- the party owing money in the hedging transaction may default on its obligation to pay;

- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value, such as downward adjustments, or "mark-to-market losses," which would reduce our stockholders' equity.

Hedging involves risk and typically involves costs, including transaction costs, that may reduce our overall returns on our investments. These costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distribution to stockholders. We generally intend to hedge as much of the interest rate risk as we determine is in our best interests given the cost of such hedging transactions. The REIT tax rules may limit our ability to enter into hedging transactions by requiring us to limit our income from non-qualifying hedges. If we are unable to hedge effectively because of the REIT tax rules, we will face greater interest rate exposure than may be commercially prudent.

The Company enters into interest rate swap contracts to mitigate its interest rate risk on the related financial instruments. The interest rate swaps have been designated and qualify as cash flow hedges and have been recognized on the consolidated balance sheets at fair value, presented within other assets and other liabilities. Gains and losses resulting from changes in the fair value of derivatives that have been designated and qualify as cash flow hedges are reported as a component of other comprehensive income/(loss) and reclassified into earnings in the periods during which the hedged forecasted transaction affects earnings.

As of December 31, 2024, four of the interest rate swaps were reported as liabilities at their fair value of approximately $0.8 million, which is included in other liabilities on the Company's consolidated balance sheets and one of the interest rate swaps was reported as an asset at its fair value of approximately $0.1 million, which is included in other assets on the Company's consolidated balance sheets. For the year ended December 31, 2024, the amount of net realized gains reclassified to interest expense due to payments made to or received from the swap counterparty was $3.5 million. The fair value of the interest rate swaps have been classified as a Level 2 fair value measurement. See Note 7 to our consolidated financial statements in this Annual Report on Form 10-K.

Economic conditions and global events may adversely affect the real estate market and our financial condition, results of operations and cash flow.

Uncertainty over whether the U.S. economy will be adversely affected by inflation or stagflation, volatile energy costs, geopolitical issues, the possibility of any pandemic, the availability and cost of credit, future policy and fiscal decisions of the federal government, the mortgage market in the United States and the late-cycle real estate market may contribute to increased market volatility or threaten business and consumer confidence. This uncertain operating environment could adversely affect our ability to generate revenues, thereby reducing our operating income and earnings.

In addition, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, competition from other similar properties, our ability to provide or arrange for adequate maintenance, insurance and management and advisory services, increased operating costs (including real estate taxes), the attractiveness, location of the property, changes in market rental rates and region-specific legislation or political initiatives may adversely affect a property's income and value. A rise in energy costs could result in higher operating costs, which may affect our results of operations. In addition, local conditions in the markets in which we own or intend to own properties may significantly affect occupancy or rental rates at such properties. Events that could prevent us from raising or maintaining rents or cause us to reduce rents include layoffs, plant closings, relocations of significant local employers and other events reducing local employment rates, an oversupply of, or a lack of demand for, office space, a decline in household formation, the inability or unwillingness of tenants to pay rent increases, and geopolitical developments having a disproportionate effect on the markets in which we operate.

Inflation and price volatility in the global economy could negatively impact our tenants and our results of operations.

Inflation in the United States has risen to levels not experienced in recent decades, including rising energy prices, prices for consumer goods, interest rates, wages and currency volatility. During the twelve months ended December 31, 2024, the consumer price index rose by approximately 2.9% compared to the twelve months ended December 31, 2023. These increases and any fiscal or other policy interventions by the U.S. government in reaction to such events could negatively impact our results of operations, and could also negatively impact our tenants' businesses. While our leases generally provide for fixed annual rent increases, high levels of inflation could outpace our contractual rent increases. The leases at our properties are either full-service gross or net lease basis. Our full-service gross leases generally have a base year expense "stop," whereby we pay a stated amount of expenses as part of the rent payment while future increases (above the base year stop) in property operating expenses are billed to the tenant based on such tenant's proportionate square footage in the property. Additionally, our triple-net leases require the lessee to pay all property operating expenses. Therefore, increases in property-level expenses resulting from inflation could have an adverse impact on our lessees if increases in their operating expenses exceed increases in their revenue, which may adversely affect our lessees' ability to pay rent or other obligations owed to us. An increase in our lessees' expenses and a failure of their revenues to increase at least with inflation could adversely affect our lessees' and our financial condition and our results of operations. A sustained or further increase in inflation may also adversely impact our business through an increase in our rental operating costs and general and administrative costs, higher interest rates, an increase in recurring capital expenditures to maintain our properties and reduced cash flows.

Our joint venture investments could be adversely affected by the capital markets, our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and any disputes that may arise between us and our joint venture partners.

We have in the past co-invested, and may in the future co-invest, with third parties through partnerships, joint ventures or other structures, acquiring non-controlling interests in, or sharing responsibility for managing the affairs of, a property, partnership, co-tenancy or other entity. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including potential deadlocks in making major decisions, restrictions on our ability to exit the joint venture, triggering of forced sale or buy-out mechanisms, reliance on our joint venture partners and the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions, thus exposing us to liabilities in excess of our share of the investment or take action that could jeopardize our REIT status. The funding of our capital contributions may be dependent on proceeds from asset sales, credit facility advances and/or sales of equity securities. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. We may in specific circumstances be liable for the actions of our joint venture partners. In addition, any disputes that may arise between us and joint venture partners may result in litigation or arbitration that would increase our expenses. Finally, some of our joint venture partners may be structured differently than us for tax purposes and this could create conflicts of interest, including with respect to our compliance with the Corporate Transparency Act (if and when in effect) and REIT requirements, and our REIT status could be jeopardized if any of our joint ventures do not operate in compliance with REIT requirements.

We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties and our ability to make distributions to our stockholders.

Our properties may be subject to environmental liabilities. Under various federal, state and local laws, a current or previous owner, operator or tenant of real estate can face liability for environmental contamination created by the presence, discharge or threat of discharge of hazardous or toxic substances. Liabilities can include the cost to investigate, clean up and monitor the actual or threatened contamination and damages caused by the contamination or threatened contamination.

The liability under such laws may be strict, joint and several, meaning that we may be liable regardless of whether we knew of, or were responsible for, the presence of the contaminants, and the government entity or private party may seek recovery of the entire amount from us even if there are other responsible parties. Liabilities associated with environmental conditions may be significant and can sometimes exceed the value of the affected property. The presence of hazardous substances on a property may adversely affect our ability to sell or rent that property or to borrow using that property as collateral.

Environmental laws also:

- may require the removal or upgrade of underground storage tanks;

- regulate the discharge of storm water, wastewater and other pollutants;

- regulate air pollutant emissions, including greenhouse gas emissions;

- regulate hazardous materials' generation, management and disposal; and

- regulate workplace health and safety.

Independent environmental consultants have conducted Phase I or similar environmental site assessments on all of our properties. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include subsurface investigations or mold or asbestos surveys. None of the recent site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on our business, financial condition, cash flows or results of operations. However, the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability.

Identification of new compliance concerns and changes in compliance requirements could result in significant costs to us. For example, we may become subject to costs or taxes, or increases therein, associated with natural resource or energy usage. These costs of future environmental compliance could negatively affect our ability to make distributions to our stockholders, and remedial measures required to address such conditions could have a material adverse effect on our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

Our properties may contain asbestos or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem, which could adversely affect the value of the affected property and our ability to make distributions to our stockholders.

We are required by federal regulations with respect to our properties to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials ("ACMs") and potential ACMs. We may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACMs and potential ACMs at our properties as a result of these regulations. The regulations may affect the value of any of our properties containing ACMs and potential ACMs. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and disposal of ACMs and potential ACMs when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a property.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions.

The presence of ACMs or significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the ACMs or mold from the affected property. In addition, the presence of ACMs or significant mold could expose us to claims of liability to our tenants, their or our employees, and others if property damage or health concerns arise.

Potential losses, including from adverse weather conditions, natural disasters, climate change and title claims, may not be covered by insurance.

Certain of our properties are located in states where natural disasters such as tornadoes, hurricanes, wildfires and earthquakes are more common than in other states. Given recent extreme weather events across parts of the United States, including devastating hurricanes in Florida, wildfires and floods in California, and winter storms in Texas, it is also possible that our other properties could incur significant damage due to other natural disasters. While we carry insurance to cover a substantial portion of the cost of such events, such as droughts or flooding, our insurance includes deductible amounts and certain items may not be covered by insurance or coverage terms of existing insurance policies could change. Future natural disasters may significantly affect our operations and properties and, more specifically, may cause us to experience reduced rental revenue (including from increased vacancy), incur clean-up costs or otherwise incur costs in connection with such events. Any of these events may have a material adverse effect on our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

Furthermore, we do not carry insurance for certain losses, including, but not limited to, losses caused by certain environmental conditions, such as mold or asbestos, riots, civil unrest or war. In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. As a result, we may not have sufficient coverage against all losses that we may experience, including from adverse title claims.

If we experience a loss that is uninsured or exceeds policy limits, we could incur significant costs and lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

Moreover, we carry several different lines of insurance, placed with several large insurance carriers. If any one of these large insurance carriers were to become insolvent, we would be forced to replace the existing insurance coverage with another suitable carrier and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to replace the coverage at similar or otherwise favorable terms. Replacing insurance coverage at unfavorable rates and the potential of uncollectible claims due to carrier insolvency could adversely affect our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

We may be limited in our ability to diversify our investments making us more vulnerable economically than if our investments were diversified.

Our ability to diversify our portfolio may be limited both as to the number of investments owned and the geographic regions in which our investments are located. While we seek to diversify our portfolio by geographic location, we focus on our specified target markets that we believe offer the opportunity for attractive returns and, accordingly, our actual investments may result in concentrations in a limited number of geographic regions. As a result, there is an increased likelihood that the performance of any single property, or the economic performance of a particular region in which our properties are located, could materially affect financial condition, results of operation, cash flows, or the market price of our common stock or preferred stock.

We may acquire properties with lock-out provisions, or agree to such provisions in connection with obtaining financing, which may prohibit us from selling or refinancing a property during the lock-out period.

We may acquire properties in exchange for common units and agree to restrictions on sales or refinancing, called "lock-out" provisions, which are intended to preserve favorable tax treatment for the owners of such properties who sell them to us. In addition, we may agree to lock-out provisions in connection with obtaining financing for the acquisition of properties. Lock-out provisions could materially restrict us from selling, otherwise disposing of or refinancing properties. These restrictions could affect our ability to turn our investments into cash and thus affect cash available for distributions to our stockholders. Lock-out provisions could impair our ability to take actions during the lock-out period that would otherwise be in the best interests of our stockholders and, therefore, could adversely impact the market value of our common stock. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

The real estate investments made, and to be made, by us are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties is subject to weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. Market conditions have been and may continue to be unfavorable for commercial real estate generally and office assets in particular, as well as for buyer financing of these assets.

In addition, the Code imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. As a result of these restrictions on our ability to sell our properties, we may not be able to adjust our portfolio in response to economic or other conditions promptly or on favorable terms, which may adversely affect our financial condition, results of operations, cash flows, the market price of our common stock or preferred stock or our ability to satisfy our debt service obligations.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

If we decide to sell any of our properties, we intend to use commercially reasonable efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. If we provide financing to purchasers, we will bear the risk of default by the purchasers which would reduce the value of our assets, impair our ability to make distributions to our stockholders and reduce the price of our common stock or preferred stock.

If a tenant defaults or declares bankruptcy, we may be unable to collect balances due under relevant leases and may become subject to uncertainty and increased expenses, which could have a material adverse effect on our financial condition and ability to pay distributions.

Nearly all of our revenue comes from rental income from real property. Thus, the default, bankruptcy or insolvency of a tenant may adversely affect the income produced by our properties. We cannot assure you that any tenant who files for bankruptcy protection will continue to pay us rent. If a tenant files for bankruptcy, then any or all of such bankrupt-tenant's and/or, under certain circumstances, a guarantor of such bankrupt-tenant's lease obligations could be subject to a bankruptcy proceeding pursuant to the U.S. Bankruptcy Code. Such a bankruptcy filing would impose an automatic stay barring all efforts by us to collect pre-bankruptcy rents from any such bankrupt-tenant or its properties, unless we receive an order from the bankruptcy court lifting the automatic stay to permit us to pursue collections. A tenant or lease guarantor bankruptcy could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums. In addition to a tenant-related bankruptcy or insolvency proceeding potentially increasing our collection costs significantly, we may also be required to fund certain expenses (e.g., real estate taxes and maintenance) to preserve the value of a property, avoid the imposition of liens on a property and/or transition a property to a new tenant. Publicity about the tenant involved in such bankruptcy or insolvency proceedings may also negatively impact their and our reputations, decreasing demand and revenues. Should such events occur, our revenue and cash flows may be adversely affected.

Under bankruptcy law, a landlord can neither terminate a lease solely because of a tenant's bankruptcy nor take any action against such tenant without an order from the bankruptcy court lifting the automatic stay, and the tenant has the option to assume or reject any unexpired lease. If the tenant rejects the lease, any resulting claim we have for breach of the lease (other than to the extent of any collateral securing the claim) will be treated as a general unsecured claim. Our claim against the bankrupt tenant for unpaid and future rent will be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and it is unlikely that a bankrupt tenant who rejects its lease would pay in full amounts it owes us under the lease. This claim could be paid only in the event funds were available and then only in the same percentage as that realized on other unsecured claims. Our claim would be capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. Therefore, if a lease is rejected, it is possible that we would not receive payment from the tenant or that we would receive substantially less than the full value of any unsecured claims we hold, which would result in a reduction in our rental income, cash flow and the amount of cash available for distribution to the holders of our common stock or preferred stock.

We may face additional risks and costs associated with owning properties occupied by government tenants, which could negatively impact our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

As of December 31, 2024, we owned four properties in which some or all of the tenants are federal government agencies. We may continue to pursue the acquisition of office properties in which substantial space is leased to governmental agencies. As such, lease agreements with these federal government agencies contain certain provisions required by federal law, which require, among other things, that the contractor (which is the lessor or the owner of the property), agree to comply with certain rules and regulations, including, but not limited to, rules and regulations related to anti-kickback procedures, examination of records, audits and records, equal opportunity provisions, prohibition against segregated facilities, certain executive orders, subcontractor cost or pricing data, certain provisions intending to assist small businesses and contractual rights of termination by the tenants. We may be subject to requirements of the Employment Standards Administration's Office of Federal Contract Compliance Programs and requirements to prepare affirmative action plans pursuant to the applicable executive order may be determined to be applicable to us. Our failure to comply with these laws and requirements could subject us to fines and penalties, cause us to be in default of our leases and other contracts with the federal government and bar us from entering into future leases and other contracts with the federal government.

In addition, some of our leases with government tenants may be subject to statutory or contractual rights of termination by the tenants, which will allow them to vacate the leased premises before the stated terms of the leases expire with little or no liability. For fiscal policy reasons, security concerns or other reasons, some or all of our government tenants may decide to vacate our properties. If a significant number of such vacancies occur, our rental income may materially decline, our cash flow and results of operations could be adversely affected and our ability to pay regular distributions to you may be jeopardized.

Our government tenants are also subject to discretionary funding from the federal government. Federal government programs are subject to annual congressional budget authorization and appropriation processes. For many programs, Congress appropriates funds on a fiscal year basis even though the program performance period may extend over several years. Laws and plans adopted by the federal government relating to, along with pressures on and uncertainty surrounding the federal budget, potential changes in priorities and spending levels, sequestration, the appropriations process, use of continuing resolutions (with restrictions, e.g., on new starts) and the permissible federal debt limit, could adversely affect the funding for our government tenants. The budget environment and uncertainty surrounding the appropriations processes remain significant long-term risks as budget cuts could adversely affect the viability of our government tenants.

Some of the leases at our properties contain "early termination" provisions which, if triggered, may allow tenants to terminate their leases without further payment to us, which could adversely affect our financial condition and results of operations and the value of the applicable property.

Certain tenants have a right to terminate their leases upon payment of a penalty, but others are not required to pay any penalty associated with an early termination. Most of our tenants that are federal or state governmental agencies, which account for approximately 5.8% of the base rental revenue from our properties as of December 31, 2024, may, under certain circumstances, vacate the leased premises before the stated terms of the leases expire with little or no liability to us. There can be no assurance that tenants will continue their activities and continue occupancy of the premises. Any cessation of occupancy by tenants may have an adverse effect on our operations.

We may be unable to complete acquisitions and dispositions, and even if acquisitions are completed, we may fail to successfully operate acquired properties.

Our business plan may include, among other things, growth through identifying suitable acquisition opportunities, consummating acquisitions and leasing such properties. We will evaluate the market of available properties and may acquire, or dispose of, properties when we believe strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully develop or operate them is subject to, among others, the following risks:

- we may be unable to acquire a desired property because of competition from other real estate investors with substantial capital, including from other REITs and institutional investment funds;

- even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

- even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

- we may incur significant costs in connection with evaluation and negotiation of potential acquisitions, including acquisitions that we are subsequently unable to complete;

- we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully lease those properties to meet our expectations;

- we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all;

- even if we are able to finance the acquisition, our cash flows may be insufficient to meet our required principal and interest payments;

- we may spend more than budgeted to make necessary improvements or renovations to acquired properties;

- we may be unable to quickly and efficiently integrate new acquisitions, particularly the acquisition of portfolios of properties, into our existing operations;

- market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

- we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities for clean-up of undisclosed environmental contamination, claims by tenants or other persons dealing with former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Acquired properties may be located in new markets where we may face risks associated with investing in an unfamiliar market.

We may acquire properties in markets that are new to us. When we acquire properties located in new markets, we may face risks associated with a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures. We work to mitigate such risks through extensive diligence and research and associations with experienced service providers. However, there can be no guarantee that all such risks will be eliminated.

Adverse market and economic conditions could cause us to recognize impairment charges or otherwise impact our performance.

We intend to review the carrying value of our properties when circumstances, such as adverse market conditions, indicate a potential impairment may exist. We intend to base our review on an estimate of the future cash flows (excluding interest charges) expected to result from the property's use and eventual disposition on an undiscounted basis. We intend to consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of a real estate investment, then an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property. Based on these reviews, we have recorded and may continue to record impairment losses on our properties.

Impairment losses would have a direct impact on our operating results because recording an impairment loss results in an immediate negative adjustment to our operating results. Negative or uncertain market and economic conditions, as well as market volatility, increase the likelihood of incurring impairment losses. Other factors that could increase the likelihood of incurring impairment include actual or expected tenant vacancies, identification of a property for potential sale and a tenant bankruptcy or default. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. If the real estate market deteriorates, we may reevaluate the assumptions used in our impairment analysis. The magnitude and frequency with which impairment charges occur could materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per share market price of, our common stock or preferred stock.

We may invest in properties with other entities, and our lack of sole decision-making authority or reliance on a joint-venturer's financial condition could make these joint venture investments risky and expose us to losses or impact our ability to maintain our qualification as a REIT.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities. We may acquire non-controlling interests or share responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such events, we would not be in a position to exercise sole decision-making authority regarding the property or entity. Investments in entities may, under certain circumstances, involve risks not present were a third party not involved. These risks include the possibility that partners or joint-venturers:

- might become bankrupt or fail to fund their share of required capital contributions;

- may have economic or other business interests or goals that are inconsistent with our business interests or goals; and

- may be in a position to take actions contrary to our policies or objectives or exercise rights to buy or sell at an inopportune time for us.

Such investments may also have the potential risk of impasses on decisions, such as a sale or refinancing of the property, because neither we nor the partner or joint-venturer would have full control over the partnership or joint venture. Disputes between us and partners or joint-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business or result in costs to terminate the relationship. Actions of partners or joint-venturers may cause losses to our investments and adversely affect our ability to maintain our qualification as a REIT. In addition, we may in certain circumstances be liable for the actions of our third-party partners or joint-venturers if:

- we structure a joint venture or conduct business in a manner that is deemed to be a general partnership with a third party;

- third-party managers incur debt or other liabilities on behalf of a joint venture which the joint venture is unable to pay, and the joint venture agreement provides for capital calls, in which case we could be liable to make contributions as set forth in any such joint venture agreement or suffer adverse consequences for a failure to contribute; or

- we agree to cross default provisions or to cross-collateralize our properties with the properties in a joint venture, in which case we could face liability if there is a default relating to those properties in the joint venture or the obligations relating to those properties.

Compliance with the Americans with Disabilities Act and similar laws may require us to make significant unanticipated expenditures.

All of our properties and any future properties that we acquire are and will be required to comply with the ADA. The ADA requires that all public accommodations meet federal requirements related to access and use by disabled persons. For those projects receiving federal funds, the Rehabilitation Act of 1973 (the "RA") also has requirements regarding disabled access. Although we believe that our properties are substantially in compliance with the present requirements, we may incur unanticipated expenses to comply with the ADA, the RA and other applicable legislation in connection with the ongoing operation or redevelopment of our properties. These and other federal, state and local laws may require modifications to our properties, or affect renovations of our properties. Non-compliance with these laws could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. If we are required to make substantial alterations in one or more of our properties in order to comply with the ADA, RA or any equivalent state and local laws, such capital expenditures may adversely affect our financial condition and results of operations, as well as the amount of cash available for distribution to our stockholders.

Our property taxes could increase due to property tax rate changes or reassessment or inability to use any tax assets, which may adversely impact our cash flows.

Even as a REIT, we will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes that we pay in the future may increase substantially. If the property taxes that we pay increase, our cash flow could be impacted, and our ability to pay expected distributions to our stockholders may be adversely affected.

It may be difficult to enforce civil liabilities against members of our Board of Directors or our executive officers.

Most of the members of our Board of Directors and our executive officers reside in Canada and substantially all of the assets of such persons are located in Canada. As a result, it may be difficult for you to effect service of process within the United States or in any other jurisdiction outside of Canada upon these persons or to enforce against them in any jurisdiction outside of Canada judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the federal and state securities laws of the United States.

Our commitments to Second City Real Estate II Corporation ("Second City"), Clarity Real Estate Ventures GP, Limited Partnership ("Clarity"), and their respective affiliates may give rise to various conflicts of interest.

We are subject to conflicts of interest arising out of our relationship with Second City and Clarity. As a result of the internalization of our former external advisor on February 1, 2016, we agreed to allow our management to continue to provide services to Second City under the terms of an administrative services agreement. In addition, the terms of the administrative services agreement and the employment agreements we entered into with each of our executive officers permit, under certain circumstances and subject to the oversight of our Board of Directors, our executive officers to advise or oversee new or additional funds in the future. On July 31, 2019, we, through an indirect, wholly owned subsidiary, entered into a separate administrative services agreement with Clarity to provide administrative services to Clarity similar to those provided to Second City. These arrangements with Second City and Clarity may create potential conflicts of interests, including competition for the time and services of personnel that work for us and our affiliates.


Risks Related to Our Status as a REIT


Our failure to maintain our qualification as a REIT would result in significant adverse tax consequences to us and would adversely affect our business and the value of our stock.

We have elected and intend to continue to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2014. Qualification as a REIT involves the application of highly technical and complex tax rules, for which there are only limited judicial and administrative interpretations. The fact that we hold substantially all of our assets through our Operating Partnership further complicates the application of the REIT requirements. Even a seemingly minor technical or inadvertent mistake could jeopardize our REIT status. Our REIT status depends upon various factual matters and circumstances that may not be entirely within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, such as rents from real property, and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions, each of which could have retroactive effect, may make it more difficult or impossible for us to maintain our qualification as a REIT, or could reduce the desirability of an investment in a REIT relative to other investments. We have not requested and do not plan to request a ruling from the Internal Revenue Service (the "IRS") that we qualify as a REIT, and the statements in this annual report are not binding on the IRS or any court. Accordingly, we cannot be certain that we will be successful in maintaining our qualification as a REIT.

If we fail to maintain our qualification as a REIT in any taxable year, we will face serious adverse U.S. federal income tax consequences that would substantially reduce the funds available to distribute to you. If we fail to maintain our qualification as a REIT:

- we would not be allowed to deduct distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates; and

- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year in which we were disqualified.

In addition, if we fail to maintain our qualification as a REIT, we will not be required to make distributions to stockholders. As a result of all these factors, our failure to maintain our qualification as a REIT could impair our ability to expand our business and raise capital and would adversely affect the value of our capital stock.

Even if we qualify as a REIT, we may be subject to some U.S. federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property that we hold primarily for sale to customers in the ordinary course of business. In addition, our taxable REIT subsidiaries ("TRSs") are subject to tax as regular corporations in the jurisdictions in which they operate.

To maintain our qualification as a REIT, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders.

To maintain our qualification as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, determined without regard to the deduction for dividends paid and excluding any net capital gain, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To maintain our qualification as a REIT and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements. These borrowing needs could result from:

- differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes;

- the effect of nondeductible capital expenditures;

- the creation of reserves; or

- required debt or amortization payments.

We may need to borrow funds at times when the then-prevailing market conditions are not favorable for borrowing. These borrowings could increase our costs or reduce our equity and adversely affect the value of our common stock or preferred stock.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders, including individuals, trusts and estates, is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced qualified dividend rates. For taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, resulting in an effective maximum U.S. federal income tax rate of 29.6% on such income. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends and the reduced corporate tax rate could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the market price of our capital stock.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held in inventory primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as inventory held for sale to customers in the ordinary course of our business, such characterization is a factual determination and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

We may face risks in connection with like-kind exchanges pursuant to section 1031 of the Code ("Section 1031 Exchanges").

From time to time, we dispose of properties in transactions that are intended to qualify as Section 1031 Exchanges. It is possible that the qualification of a transaction as a Section 1031 Exchange could be successfully challenged and determined to be currently taxable or that we may be unable to identify and complete the acquisition of a suitable replacement property to effect a Section 1031 Exchange. In such case, our taxable income and earnings and profits would increase. This could increase the dividend income to our stockholders by reducing any return of capital they received. In some circumstances, we may be required to pay additional dividends or, in lieu of that, corporate income tax, possibly including interest and penalties. As a result, we may be required to borrow funds in order to pay additional dividends or taxes and the payment of such taxes could cause us to have less cash available to distribute to our stockholders. In addition, if a Section 1031 Exchange were later to be determined to be taxable, we may be required to amend our tax returns for the applicable year in question, including any information reports we sent our stockholders, and we may be required to make a special dividend payment to our shareholders if we are unable to mitigate the taxable gains realized. It is possible that additional legislation could be enacted that could modify or repeal the laws with respect to Section 1031 Exchanges, which could make it more difficult or not possible for us to dispose of properties on a tax deferred basis.

To maintain our qualification as a REIT, we may be forced to forego otherwise attractive opportunities.

To maintain our qualification as a REIT, we must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of any qualified REIT subsidiary or TRS of ours and securities that are qualified real estate assets) generally may not include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of any qualified REIT subsidiary or TRS of ours and securities that are qualified real estate assets) may consist of the securities of any one issuer. No more than 20% of the value of our total assets can be represented by securities of one or more TRSs, and no more than 25% of our assets can be represented by debt of "publicly offered" REITs (i.e., REITs that are required to file annual and periodic reports with the SEC under the Exchange Act) that is not secured by real property or interests in real property. If we fail to comply with these requirements at the end of any calendar quarter, we must remedy the failure within 30 days or qualify for certain limited statutory relief provisions to avoid losing status as a REIT. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the market price of our shares of capital stock.

At any time, the U.S. federal income tax laws governing REITs may be amended or the administrative and judicial interpretations of those laws may be changed. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative and judicial interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative or judicial interpretation, will be adopted, promulgated or become effective, and any such law, regulation, or interpretation may be effective retroactively. We cannot predict the long-term effect of any future changes on REITs and their stockholders generally. We and our stockholders could be adversely affected by any change in, or any new, U.S. federal income tax law, regulation or administrative and judicial interpretation.


Risks Related to Our Organizational Structure


Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our Operating Partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to our Company under applicable Maryland law in connection with their management of our Company. At the same time, we, as the general partner of our Operating Partnership, have fiduciary duties and obligations to our Operating Partnership and its limited partners under Maryland law and the partnership agreement of our Operating Partnership in connection with the management of our Operating Partnership. Our fiduciary duties and obligations as general partner to our Operating Partnership and its partners may come into conflict with the duties of our directors and officers to our Company.

Additionally, the partnership agreement provides that we and our officers, directors and employees, will not be liable or accountable to our Operating Partnership for losses sustained, liabilities incurred or benefits not derived if we, or such officer, director or employee acted in good faith. The partnership agreement also provides that we will not be liable to our Operating Partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our Operating Partnership or any limited partner, except for liability for our intentional harm or gross negligence. Moreover, the partnership agreement provides that our Operating Partnership is required to indemnify us and our officers, directors, employees, agents and designees from and against any and all claims that relate to the operations of our Operating Partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services or otherwise in violation or breach of any provision of the partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful. We are not aware of any reported decision of a Maryland appellate court that has interpreted provisions similar to the provisions of the partnership agreement of our Operating Partnership that modify and reduce our fiduciary duties or obligations as the general partner or reduce or eliminate our liability for money damages to our Operating Partnership and its partners, and we have not obtained an opinion of counsel as to the enforceability of the provisions set forth in the partnership agreement that purport to modify or reduce the fiduciary duties that would be in effect were it not for the partnership agreement.

The consideration that we pay for the properties and assets we own may exceed their aggregate fair market value.

The amount of consideration that we pay for properties is based on management's estimate of fair market value, including an analysis of market sales comparables, market capitalization rates for other properties and assets and general market conditions for such properties and assets. In certain instances, management's estimate of fair market value may exceed the fair market value of these properties and assets.

We are a holding company with no direct operations and, as such, we rely on funds received from our Operating Partnership to pay liabilities, and the interests of our stockholders are structurally subordinated to all liabilities and obligations of our Operating Partnership and its subsidiaries.

We are a holding company and conduct substantially all of our operations through our Operating Partnership. We do not have, apart from an interest in our Operating Partnership, any independent operations. As a result, we rely on distributions from our Operating Partnership to pay any dividends that we may declare on shares of our capital stock. We also rely on distributions from our Operating Partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our Operating Partnership. In addition, because we are a holding company, your claims as stockholders are structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our Operating Partnership's and its subsidiaries' liabilities and obligations have been paid in full.

We may have assumed unknown liabilities in connection with our acquisition of properties and any properties we may acquire in the future may expose us to unknown liabilities.

We may have acquired entities and assets that may be subject to existing liabilities, some of which may be unknown or unquantifiable. These assumed liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims by tenants, vendors, tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business or other potential claims or liabilities. While in some instances we may have the right to seek reimbursement against an insurer, any recourse against third parties, including the contributors of our assets, for these liabilities are limited. There can be no assurance that we are entitled to any such reimbursements or that ultimately we will be able to recover in respect of such rights for any of these historical liabilities.

In addition, there can be no assurance that our current title insurance policies will adequately protect us against any losses resulting from such title defects or adverse developments.

We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it, which could adversely affect our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock. Unknown liabilities with respect to acquired properties might include:

- liabilities for clean-up of undisclosed or undiscovered environmental contamination;

- claims by tenants, vendors or other persons against the former owners of the properties;

- liabilities incurred in the ordinary course of business; and

- claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

We face risks associated with our tenants being designated "Prohibited Persons" by the Office of Foreign Assets Control.

Pursuant to Executive Order 13224 and other laws, the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, maintains a list of persons designated as terrorists or who are otherwise blocked or banned, or Prohibited Persons. OFAC regulations and other laws prohibit conducting business or engaging in transactions with Prohibited Persons. Certain of our loan and other agreements may require us to comply with these OFAC requirements. If a tenant or other party with whom we contract is placed on the OFAC list, we may be required by the OFAC requirements to terminate the lease or other agreement. Any such termination could result in a loss of revenue or a damage claim by the other party that the termination was wrongful.

Tax protection agreements may limit our ability to sell or otherwise dispose of certain properties and may require our Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business.

In connection with contributions of properties to our Operating Partnership, our Operating Partnership has entered and may in the future enter into tax protection agreements under which it agrees to minimize the tax consequences to the contributing partners resulting from the sale or other disposition of the contributed properties. Tax protection agreements may make it economically prohibitive to sell any properties that are subject to such agreements even though it may otherwise be in our stockholders' best interests to do so. In addition, we may be required to maintain a minimum level of indebtedness throughout the term of any tax protection agreement regardless of whether such debt levels are otherwise required to operate our business. Nevertheless, we have entered and may in the future enter into tax protection agreements to assist contributors of properties to our Operating Partnership in deferring the recognition of taxable gain as a result of and after any such contribution.

Our charter, our amended and restated bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and may prevent our stockholders from receiving a premium for their shares.

Our charter contains ownership limits that may delay, defer or prevent a change of control transaction.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to qualify as a REIT. Unless exempted by our Board of Directors, our charter provides that no person may own more than 9.8% of the value of our outstanding shares of capital stock or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of our common stock. Our Board of Directors may not grant such an exemption to any proposed transferee whose ownership in excess of 9.8% of the foregoing ownership limits would result in the termination of our status as a REIT. These restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify as a

REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

We could authorize and issue stock without stockholder approval that may delay, defer or prevent a change of control transaction.

Our charter authorizes us to issue additional authorized but unissued shares of our common stock or preferred stock. In addition, our Board of Directors may classify or reclassify any unissued shares of our common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. Our Board of Directors may also, without stockholder approval, amend our charter to increase the authorized number of shares of our common stock or our preferred stock that we may issue. Our Board of Directors could establish a class or series of common stock or preferred stock that could, depending on the terms of such class or series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Certain provisions of Maryland law could delay, defer or prevent a change of control transaction.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control. In some cases, such an acquisition or change of control could provide you with the opportunity to realize a premium over the then-prevailing market price of your shares. These MGCL provisions include:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" for certain periods. An "interested stockholder" is generally any person who beneficially owns 10% or more of the voting power of our shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then-outstanding voting stock. A person is not an interested stockholder under the statute if our Board of Directors approved in advance the transaction by which he otherwise would have become an interested stockholder. Business combinations with an interested stockholder are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. After that period, the MGCL imposes two super-majority voting requirements on such combinations; and

- "control share" provisions that provide that holders of "control shares" of our Company acquired in a "control share acquisition" have no voting rights with respect to the control shares unless holders of two-thirds of our voting stock (excluding interested shares) consent. "Control shares" are shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors. A "control share acquisition" is the direct or indirect acquisition of ownership or control of "control shares" from a party other than the issuer.

In the case of the business combination provisions of the MGCL, we opted out by resolution of our Board of Directors. In the case of the control share provisions of the MGCL, we opted out pursuant to a provision in our amended and restated bylaws. However, our Board of Directors may by resolution elect to opt in to the business combination provisions of the MGCL. Further, we may opt in to the control share provisions of the MGCL in the future by amending our bylaws, which our Board of Directors can do without stockholder approval.

Maryland law, and our charter and amended and restated bylaws, also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

The ability of our Board of Directors to revoke our REIT status without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our Board of Directors may amend our investing and financing guidelines without stockholder approval, and, accordingly, you would have limited control over changes in our policies that could increase the risk that we default under our debt obligations or that could harm our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of our target assets and the diversification of our portfolio. Our organizational documents do not limit the amount or percentage of debt that we may incur, nor do they limit the types of properties that we may acquire or develop. The amount of leverage we will deploy for particular investments in our target assets will depend upon our management team's assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the target assets in our investment portfolio, the potential for losses, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and commercial mortgage markets, our outlook for the level, slope and volatility of interest rates, the credit quality of our target assets and the collateral underlying our target assets. Our Board of Directors may alter or eliminate our current guidelines on investing and financing at any time without stockholder approval. Changes in our strategy or in our investing and financing guidelines could expose us to greater credit risk and interest rate risk and could also result in a more leveraged balance sheet. These factors could result in an increase in our debt service and could adversely affect our cash flow and our ability to make expected distributions to you. Higher leverage also increases the risk that we would default on our debt.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer generally has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. As permitted by the MGCL, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

In addition, our charter authorizes us to obligate our Company, and our amended and restated bylaws require us, to indemnify and pay or reimburse our present and former directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our Company, your ability to recover damages from such director or officer will be limited.


General Risk Factors


We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties, which could have an adverse impact on our financial condition, results of operations, cash flows, or the market price of our common stock and preferred stock.

The properties in our portfolio are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval or waivers from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing or future laws and regulatory policies, including federal laws or executive actions affecting the markets in which we operate, will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that could increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief. Our failure to obtain such permits, licenses and zoning relief or to comply with applicable laws could have an adverse effect on our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

Climate change may adversely affect our business.

Climate change may result in extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for our properties located in the areas affected by these conditions. For example, a number of our properties are located in Arizona which is facing water supply issues resulting from the ongoing drought in the Western United States. In August 2023 and August 2024, the U.S. Bureau of Reclamation announced that Lake Mead will operate in a Tier 1 shortage in 2024 and 2025, respectively, which requires Arizona to forfeit approximately 18% of the state's yearly allotment of water from Lake Mead. The success of our Arizona properties may continue to be negatively impacted by increased stress on water supplies caused by climate change. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected and may vary significantly from one period to the next. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties in order to comply with such regulations. The federal government has enacted, and some of the states and localities in which we operate may enact, certain climate change laws and regulations or have begun regulating carbon footprints and greenhouse gas emissions. Although these laws and regulations have not had any known material adverse effects on our business to date, they could result in substantial costs, including compliance costs, increased energy costs, retrofit costs and construction costs, including monitoring and reporting costs, and capital expenditures for environmental control facilities and other new equipment. Furthermore, our reputation could be negatively affected if we violate climate change laws or regulations. We also expect that over time we will likely need to be prepared to contend with overlapping, yet distinct, climate-related disclosure requirements in multiple jurisdictions. Non-compliance with these laws or regulations may result in litigation, fines, penalties, loss of tenants, lower valuation and higher investor activism activities. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations, related to climate change will affect our properties, business, results of operations and financial condition. Lastly, the physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in global weather patterns, which could include changes in storm patterns and intensities (including floods, fires, tornadoes, hurricanes, droughts or ice storms) and changes in sea levels, precipitation, temperature, air quality and quality and availability of water. These impacts may adversely affect our properties, our business, financial condition and results of operations.

Litigation may result in unfavorable outcomes.

Like many real estate operators, we may be involved in lawsuits involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to class action litigation or governmental investigations. Any material litigation not covered by insurance, such as a class action, could result in us incurring substantial costs and harm our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, or otherwise adversely impact our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock, and our ability to satisfy our debt service obligations and to pay dividends and distributions to the holders of our common stock or preferred stock.

Our business and operations would suffer in the event of system failures.

Despite system redundancy and the implementation of security measures for our IT networks and related systems, our systems are vulnerable to damages from any number of sources, including computer viruses, energy blackouts, natural disasters, terrorism, war, and telecommunication failures. We rely on our IT networks and related systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and keeping of records, which may include personal identifying information of tenants and lease data. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential tenant information, such as individually identifiable information relating to financial accounts. Any failure to maintain proper function, security and availability of our IT networks and related systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a material adverse effect on our operations. As such, any of the foregoing events could have a material adverse effect on our financial condition, results of operations, cash flows, or the market price of our common stock or preferred stock.

We face risks associated with security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our IT networks and related systems.

We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, social engineering tactics and other significant disruptions of our IT networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems or those of our third-party providers that we rely on), and, in some cases, may be critical to the operations of certain of our tenants. Although we make efforts to maintain the security and integrity of our IT networks and related systems, and have implemented various measures designed to manage the risk of a security breach, incident, compromise or disruption, there can be no assurance that our security measures and efforts will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases, are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

Like other businesses, we have been, and expect to continue to be, subject to attempts at unauthorized access of our network, mishandling or misuse, computer viruses or malware, cyber attacks and intrusions and other events of varying degrees. To date, these events have not, individually or in the aggregate, materially affected our operations or business. However, a security breach or other significant disruption involving our IT networks and related systems could, among other things:

- disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our clients;

- result in unauthorized access to, destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours or others, including personally identifiable and account information that could be used to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

- result in unauthorized access to or changes to our financial accounting and reporting systems and related data;

- result in our inability to maintain building systems relied on by our tenants;

- require significant management attention and resources to remedy any damage that results;

- subject us to regulatory penalties or claims for breach of contract, damages, credits, penalties or terminations of leases or other agreements; or

- damage our reputation among our tenants and investors.

These events could have an adverse impact on our financial condition, results of operations, cash flows, the quoted trading price of our securities, and our ability to satisfy our debt service obligations and to pay dividends and distributions to our security holders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

City Office REIT recognizes the importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data.

The Company has integrated cybersecurity risk management into our overall risk assessment framework to identify, evaluate and manage cybersecurity threats and risks. Our CFO works closely with our IT service provider and internal auditors to continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Recognizing the complexity and evolving nature of cybersecurity threats, the Company engages with internal auditors and a range of external experts, including cybersecurity assessors and consultants, in evaluating and testing our systems and security processes. These partnerships enable us to leverage specialized knowledge and insights, ensuring our cybersecurity strategies and processes remain at the forefront of industry best practices. Our collaboration with these third-parties includes reviews of cybersecurity-related processes and controls in line with current international cybersecurity standards to evaluate the maturity and risks of our current cybersecurity program and consults on security enhancements. The Company further collaborates with these third-parties to conduct threat assessments, penetration testing and social engineering testing to assess the Company's systems, applications and personnel education and awareness regarding cybersecurity threats. As we are aware of the risks associated with third-party service providers, the Company maintains ongoing monitoring to ensure compliance with our service level requirements.

We do not believe that our Company, including our business strategy, results of operations, or financial condition, have been materially affected by any cybersecurity incidents for the reporting period covered by this Annual Report on Form 10-K. For further discussion of the risks we face from cybersecurity threats, including those that could materially affect us, refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K, including "We face risks associated with security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our IT networks and related systems."

Governance

The Board of Directors and Audit Committee are acutely aware of the critical nature of managing risks associated with cybersecurity threats. The Audit Committee is composed of Board members with diverse expertise, including in risk management, technology and finance, equipping them to oversee cybersecurity risks effectively. The Audit Committee is central to the Board's oversight of cybersecurity risks and bears the primary responsibility for this domain.

The CFO and CEO play a pivotal role in informing the Audit Committee on cybersecurity risks. The CFO regularly informs the CEO of all aspects related to cybersecurity risks and incidents ensuring the highest levels of management are kept abreast of the cybersecurity posture and potential risks facing the Company. They provide briefings to the Audit Committee as needed, with a minimum frequency of once per year. These briefings encompass a broad range of topics, including:

- Current cybersecurity landscape and emerging threats;

- Status of ongoing cybersecurity initiatives and strategies;

- Incident reports and learnings from any cybersecurity events; and

- Compliance with regulatory requirements and industry standards.

Monitoring

While we have not had any material cybersecurity breaches to our knowledge, the CFO is continually informed about the latest developments in cybersecurity, including potential threats and risk management techniques. The CFO implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of security measures and system audits as needed to identify potential vulnerabilities. In the event of a cybersecurity incident, the CFO is equipped with an incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents.

ITEM 2. PROPERTIES

As of December 31, 2024, we owned 23 office complexes comprised of 56 office buildings with a total of approximately 5.6 million square feet of NRA in the metropolitan areas of Dallas, Denver, Orlando, Phoenix, Portland, Raleigh, San Diego, Seattle and Tampa. The following table presents an overview of our portfolio as of December 31, 2024.

Metropolitan Area	Property	Year of Construction	Economic Interest	NRA (000's Square Feet)	In Place Occupancy	Annualized Average Effective Rent per Square Foot[1]	Annualized Base Rent per Square Foot	Annualized Gross Rent per Square Foot[2]	Annualized Base Rent[3] ($000's)
Phoenix, AZ	Block 23[4]	2019	100.0 %	307	89.0 %	$ 27.66	$ 29.23	$ 32.73	$ 7,277
(27.3% of NRA)	Pima Center	2006-2008	100.0 %	272	58.5 %	$ 27.86	$ 29.67	$ 29.67	$ 4,720
	SanTan	2000-2003	100.0 %	267	53.1 %	$ 32.18	$ 33.47	$ 33.47	$ 4,739
	5090 N 40th St	1988	100.0 %	173	70.7 %	$ 33.11	$ 35.37	$ 35.37	$ 4,325
	Camelback Square	1978	100.0 %	174	74.1 %	$ 34.04	$ 36.53	$ 36.53	$ 4,708
	The Quad	1982	100.0 %	163	97.4 %	$ 33.37	$ 34.76	$ 35.08	$ 5,518
	Papago Tech	1993-1995	100.0 %	163	79.2 %	$ 25.43	$ 26.67	$ 26.67	$ 3,436
Tampa, FL	Park Tower	1973	94.8 %	482	93.4 %	$ 29.07	$ 29.51	$ 29.51	$ 13,275
(19.0%)	City Center	1984	95.0 %	245	75.8 %	$ 33.38	$ 34.48	$ 34.48	$ 6,404
	Intellicenter	2008	100.0 %	204	76.1 %	$ 24.31	$ 25.96	$ 25.96	$ 4,023
	Carillon Point	2007	100.0 %	124	100.0 %	$ 30.41	$ 31.63	$ 31.63	$ 3,928
Orlando, FL	Florida Research Park	1999	96.6 %	398	99.7 %	$ 26.23	$ 27.06	$ 28.46	$ 10,722
(13.0%)	Central Fairwinds	1982	97.0 %	168	86.4 %	$ 27.64	$ 29.23	$ 29.23	$ 4,249
	Greenwood Blvd	1997	100.0 %	155	100.0 %	$ 24.84	$ 25.25	$ 25.25	$ 3,915
Raleigh, NC	Bloc 83	2019; 2021	100.0 %	493	93.8 %	$ 41.26	$ 39.74	$ 40.07	$ 18,380
(8.9%)									
Dallas, TX	The Terraces	2017	100.0 %	173	85.6 %	$ 39.00	$ 38.86	$ 59.36	$ 5,742
(5.1%)	2525 McKinnon	2003	100.0 %	111	68.7 %	$ 29.48	$ 31.32	$ 50.32	$ 2,394
San Diego, CA	Mission City	1990-2007	100.0 %	281	91.6 %	$ 39.12	$ 40.54	$ 40.54	$ 10,443
(5.0%)									
Sun Belt - Subtotal / Weighted Average[5]				**4,353**	**84.3 %**	**$ 31.57**	**$ 32.41**	**$ 34.10**	**$ 118,198**
Denver, CO	Denver Tech	1997; 1999	100.0 %	381	85.6 %	$ 23.58	$ 24.51	$ 32.58	$ 7,999
(14.5%)	Circle Point	2001	100.0 %	272	91.2 %	$ 19.71	$ 20.69	$ 36.34	$ 5,138
	Superior Pointe[6]	2000	100.0 %	152	69.5 %	$ 17.42	$ 19.28	$ 33.78	$ 2,041
Seattle, WA	Canyon Park	1993; 1999	100.0 %	207	100.0 %	$ 22.31	$ 24.58	$ 30.58	$ 5,082
(3.6%)									
Portland, OR	AmberGlen	1984-1998	76.0 %	203	97.0 %	$ 22.74	$ 24.34	$ 25.44	$ 4,806
(3.6%)									
Other - Subtotal / Weighted Average[5]				**1,215**	**89.2 %**	**$ 21.70**	**$ 23.11**	**$ 31.88**	**$ 25,066**
Total / Weighted Average - December 31, 2024[5]				**5,568**	**85.4 %**	**$ 29.32**	**$ 30.29**	**$ 33.60**	**$ 143,264**

(1) Annualized Average Effective Rent accounts for the impact of straight-line rent adjustments, including the amortization of rent escalations and base rent concessions (e.g., free rent abatements) contained in the lease. The square foot result per property is calculated by multiplying (i) Average Effective Rent for the month ended December 31, 2024 by (ii) 12, divided by the occupied square footage in that period.

(2) Annualized gross rent per square foot includes adjustment for estimated expense reimbursements of triple net leases.

(3) Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended December 31, 2024 by (ii) 12.

(4) Annualized base rent per square foot for Block 23 excludes percentage rent leases.

(5) Averages weighted based on the property's NRA, adjusted for occupancy.

(6) Superior Pointe property was under contract for sale at December 31, 2024.

Lease Maturity Profile

The chart below sets out the percentage of NRA of our properties subject to lease expiration during the periods shown without regard to renewal options.



_____

(1)   Percentage represents the NRA of the leases divided by the total NRA of the portfolio, as of December 31, 2024.
(2)   2.2% represents the leases under contract but not yet in occupancy as of December 31, 2024.

The following table sets forth the lease expirations for leases in place in our properties as of December 31, 2024, plus available space, for each of the calendar years ending December 31, 2025 to December 31, 2034 and thereafter. The information set forth in the table assumes that tenants exercise no renewal options and do not exercise early termination rights. Leases in place have a weighted average term to maturity of 4.5 years.

Year of Lease Expiration	Number of Leases Expiring	NRA of Expiring Leases (000s)	Percentage of NRA	Annualized Base Rent [1] (000s)	Percentage of Total Properties Rent	Annualized Base Rent per Leased Square Foot Expiring [2]	Annualized Base Rent (including Rent Abatement at Dec 31, 2024)	Annualized Base Rent per Leased Square Foot Expiring (including Rent Abatement at Dec 31, 2024)
Vacant	—	693	12.4 %	—	—	—	—	—
Contracted	—	121	2.2 %	—	—	—	—	—
2025	58	540	9.7 %	16,123	11.3 %	29.86	16,123	29.86
2026	45	549	9.9 %	15,751	11.0 %	28.69	15,634	28.48
2027	48	741	13.3 %	21,280	14.9 %	28.72	21,280	28.72
2028	57	641	11.5 %	18,100	12.6 %	28.24	17,972	28.04
2029	45	641	11.5 %	19,615	13.7 %	30.60	18,698	29.17
2030	34	456	8.2 %	15,880	11.1 %	34.82	14,829	32.52
2031	15	307	5.5 %	8,797	6.1 %	28.65	8,134	26.50
2032	13	173	3.1 %	5,927	4.1 %	34.26	4,623	26.72
2033	13	273	4.9 %	9,784	6.8 %	35.84	9,784	35.84
2034 & Thereafter	17	433	7.8 %	12,007	8.4 %	29.38	8,073	19.75
Total / Weighted Average	**345**	**5,568**	**100.0 %**	**$ 143,264**	**100.0 %**	**$ 30.29**	**$ 135,150**	**$ 28.57**

_____

(1)   Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month of December 31, 2024, by (ii) 12.
(2)   Annualized base rent per leased square foot expiring reflects rental payments for the month of December 31, 2024, multiplied by 12 and divided by the NRA of expiring lease.

ITEM 3. LEGAL PROCEEDINGS

We and our subsidiaries are, from time to time, parties to litigation arising from the ordinary course of their business. We are not presently subject to any material litigation nor, to our knowledge, is any other litigation threatened against us, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on our liquidity, results of operations or business or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been listed on the NYSE under the symbol "CIO" since April 15, 2014. Prior to that time, there was no public market for our common stock.

On February 14, 2025, the closing sale price of our common stock on the NYSE was $5.03. Equiniti Trust Company, LLC is the transfer agent and registrar for our common stock. On February 14, 2025, we had 55 holders of record of our common stock. This figure does not represent the actual number of beneficial owners of our common stock because shares of our common stock are frequently held in "street name" by securities dealers and others for the benefit of beneficial owners who may vote the shares.

We generally intend to continue to declare quarterly dividends on our common stock, subject to the Board's discretion and applicable law. The actual amount and timing of dividends, however, will be at the discretion of our Board of Directors and will depend upon our financial condition in addition to the requirements of the Code and Maryland law, and no assurance can be given as to the amounts or timing of future distributions, if any. From time to time, our Board of Directors may approve the repurchase of our shares of common stock or Series A Preferred Stock, par value $0.01 per share, through open market purchases or otherwise.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 5 is incorporated by reference to our definitive Proxy Statement for our 2025 annual stockholders' meeting.

Stock Performance Graph

The following graph sets forth the five-year cumulative stockholder return (assuming reinvestment of dividends) to our stockholders, as well as the corresponding returns on an overall stock market index (Russell 2000 Index) and two peer group indexes (MSCI US REIT Index and Dow Jones U.S. Real Estate Office Index). The stock performance graph assumes that $100 was invested on December 31, 2019. Historical total stockholder return is not necessarily indicative of future results. The MSCI US REIT Index consists of equity REITs that are included in the MSCI US Investible Market 2500 Index, except for specialty equity REITs that do not generate a majority of their revenue and income from real estate rental and leasing operations. The Dow Jones U.S. Real Estate Index consists of publicly traded U.S. office REITs. We have included the MSCI US REIT Index and the Dow Jones U.S. Real Estate Office Index because we believe that each is representative of the industry in which we compete and, therefore, each is relevant to an assessment of our performance.



Issuer Repurchases of Equity Securities

On March 9, 2020, the Company's Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to $100 million of its outstanding shares of common stock. In July 2020, the Company completed the full March 2020 share repurchase program. On August 5, 2020, the Board of Directors approved an additional share repurchase plan authorizing the Company to repurchase up to an additional aggregate amount of $50 million of its outstanding shares of common stock. In September 2022, the Company completed the full August 2020 share repurchase plan. On May 4, 2023, the Board of Directors approved an additional share repurchase plan ("Repurchase Program") authorizing the Company to repurchase up to $50 million of its outstanding shares of common stock or Series A Preferred Stock. Under the share repurchase programs, the shares may be repurchased from time to time using a variety of methods, which may include open market transactions, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements.

Repurchased shares of common stock will be classified as authorized and unissued shares. The Company recognizes the cost of shares of common stock it repurchases, including direct costs incurred, as a reduction in stockholders' equity. Such reductions of stockholders equity due to the repurchases of shares of common stock repurchased will be applied first, to reduce common stock in the amount of the par value associated with the shares of common stock repurchased and second, to reduce additional paid-in capital by the amount that the purchase price for the shares of common stock repurchased exceed the par value.

There were no shares repurchased during the years ended December 31, 2024 and 2023. During the year ended December 31, 2022, the Company completed the repurchase of 4,006,897 shares of its common stock for approximately $50.0 million.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements and the related notes thereto of City Office REIT, Inc. for the years ended December 31, 2024 and December 31, 2023.

As used in this section, unless the context otherwise requires, references to "we," "our," "us," and "our company" refer to City Office REIT, Inc., a Maryland corporation, together with our consolidated subsidiaries, including City Office REIT Operating Partnership L.P., a Maryland limited partnership of which we are the sole general partner and which we refer to in this section as our "Operating Partnership", except where it is clear from the context that the term only means City Office REIT, Inc.

This management's discussion and analysis of financial condition and results of operations (this "MD&A") contains forward-looking statements that involve risks, uncertainties and assumptions. See "Cautionary Statement Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions associated with those statements. Our actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those in "Risk Factors" and included in other portions of this Annual Report on Form 10-K.

You should read the following MD&A in conjunction with the historical consolidated financial statements, and notes thereto, included elsewhere in this Annual Report on Form 10-K. We have omitted from this MD&A a detailed discussion of the year-over-year changes from the Company's fiscal year 2022 as compared to fiscal year 2023, which can be found in the MD&A section in the Company's annual report on Form 10-K for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on February 22, 2024.

Overview

Company

We were formed as a Maryland corporation on November 26, 2013. On April 21, 2014, we completed our initial public offering ("IPO") of shares of common stock. We contributed the net proceeds of the IPO to our Operating Partnership in exchange for common units in our Operating Partnership. Both we and our Operating Partnership commenced operations upon completion of the IPO and certain related formation transactions.

The Company's interest in the Operating Partnership entitles the Company to share in distributions from, and allocations of profits and losses of, the Operating Partnership in proportion to the Company's percentage ownership of common units. As the sole general partner of the Operating Partnership, the Company has the exclusive power under the Operating Partnership's partnership agreement to manage and conduct the Operating Partnership's business, subject to limited approval and voting rights of the limited partners.

The Company has elected to be taxed and will continue to operate in a manner that will allow it to qualify as a REIT under the Code. Subject to qualification as a REIT, the Company will be permitted to deduct dividend distributions paid to its stockholders, eliminating the U.S. federal taxation of income represented by such distributions at the Company level. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal and state income tax on its taxable income at regular corporate tax rates and any applicable alternative minimum tax.

During the second quarter of 2024, the Company entered into an assignment in lieu of foreclosure agreement to transfer possession and control of the Cascade Station property to the lender as a result of an event of default as defined in the property's non-recourse loan agreement. Given the terms of the assignment in lieu of foreclosure agreement, the Company assessed whether the entity holding the property should be reassessed for consolidation as a VIE in accordance with ASC 810 – Consolidation. Based on its analysis, the Company concluded that it is not the primary beneficiary of the VIE and therefore deconsolidated the property as of June 27, 2024. The Company deconsolidated the net carrying value of real estate assets of $17.9 million, the mortgage loan of $20.6 million, cash and restricted cash of $2.5 million and net current assets of $1.7 million. For the year ended December 31, 2024, the Company recognized a loss on deconsolidation of $1.5 million, which has been included within net loss/gain on disposition of real estate property on the Company's consolidated statement of operations and statement of cash flows.

Indebtedness

On March 15, 2018, the Company entered into a credit agreement for the Unsecured Credit Facility that provided for commitments of up to $250 million, which included an accordion feature that allowed the Company to borrow up to $500 million, subject to customary terms and conditions. On September 27, 2019, the Company entered into a five-year $50 million term loan, increasing its authorized borrowings under the Company's Unsecured Credit Facility from $250 million to $300 million. On November 16, 2021, the Company entered into an Amended and Restated Credit Agreement that increased the total authorized borrowings from $300 million to $350 million. On January 5, 2023, the Company entered into a second amendment to the Amended and Restated Credit Agreement for the Unsecured Credit Facility and entered into a three-year $25 million term loan, increasing its total authorized borrowings from $350 million to $375 million. The Unsecured Credit Facility matures in November 2025 and may be extended by 12 months at the Company's option upon meeting certain conditions. On September 27, 2024, the $50 million term loan matured and was repaid with proceeds from the Unsecured Credit Facility, reducing total authorized borrowings from $375 million to $325 million. As of December 31, 2024, we had approximately $255.0 million outstanding under our Unsecured Credit Facility and a $2.5 million letter of credit to satisfy escrow requirements for a mortgage lender.

On May 23, 2024, the Company entered into an amended and restated loan agreement for Central Fairwinds, extending the term for an additional five years and amending the interest rate from fixed to floating. The loan bears interest at a rate equal to the daily-simple Secured Overnight Financing Rate ("SOFR") rate plus a margin of 325 basis points. The Company also entered into a five-year interest rate swap agreement, effectively fixing the SOFR component of the borrowing rate of the loan at 4.43%.

On June 27, 2024, the Company entered into a loan modification and extension agreement for FRP Ingenuity Drive, which among other things, included a principal repayment of $1.6 million and extended the term for an additional two years to December 2026 with a one-year extension option.

For additional information regarding these mortgage loans, the Unsecured Credit Facility, including the Company's term loan thereunder and the interest rate swaps to which the Company is a party, please refer to "Liquidity and Capital Resources" below.

Revenue Base

As of December 31, 2024, we owned 23 properties comprised of 56 office buildings with a total of approximately 5.6 million square feet of NRA. As of December 31, 2024, our properties were approximately 85.4% leased.

Office Leases

Historically, most leases for our properties have been on a full-service gross or net lease basis, and we expect to continue to use such leases in the future. A full-service gross lease generally has a base year expense "stop," whereby we pay a stated amount of expenses as part of the rent payment while future increases (above the base year stop) in property operating expenses are billed to the tenant based on such tenant's proportionate square footage in the property. The property operating expenses are reflected in operating expenses; however, only the increased property operating expenses above the base year stop recovered from tenants are reflected as tenant recoveries within rental and other revenues on our consolidated statements of operations. In a triple net lease, the tenant is typically responsible for all property taxes and operating expenses. As such, the base rent payment does not include any operating expenses, but rather all such expenses are billed to or paid by the tenant. The full amount of the expenses for this lease type is reflected in operating expenses, and the reimbursement is reflected as tenant recoveries. We are also a lessor for a fee simple ground lease at the AmberGlen property.

Factors That May Influence Our Operating Results and Financial Condition

Economic Environment and Inflation

The broader economy in the U.S. has experienced increased levels of inflation, higher interest rates and tightened monetary and fiscal policies. The banking and lending sector in particular has been impacted by the interest rate environment. Recently, interest rates, monetary policy and inflation have begun to shift towards an improved economic environment. Office capital markets activity continues to be suppressed, largely driven by limited debt availability for the sector. However, it remains difficult to predict the full impact of recent events and any future changes in interest rates or inflation, and this evolving economic environment impacts our operating activities as:

- business leaders may generally become more reticent to make large capital allocation decisions, such as entry into a new lease, given the uncertain economic environment;

- our cost of capital has increased due to higher interest rates and credit spreads, and private market debt financing and re-financing is significantly more challenging to arrange; and

- retaining and attracting new tenants has become increasingly challenging due to potential business layoffs, downsizing and industry slowdowns.

Despite the current economic environment, there is increasing evidence that many businesses have or will tighten up in-person work policies particularly if economic conditions worsen. Many of these companies increased their workforce beginning in 2020 without increasing their available space. We expect these factors will help offset, at least partially, the headwinds to office space demand.

Work-From-Home Trends

Our business has been impacted by tenant uncertainty regarding office space needs given the evolving remote and hybrid working trends. Usage of our assets in the near future depends on corporate and individual decisions regarding return to usage of office space, which is impossible to estimate. As of December 31, 2024, 12.4% of net rentable area under our portfolio was vacant, when excluding committed leases, as compared to 13.5% as of December 31, 2023.

Leasing activity has been impacted by work-from-home trends. We have experienced uncertainty over existing tenants' long-term space requirements. Overall, this could reduce our anticipated rental revenues. In addition, certain tenants in our markets have and may explore opportunities to sublease all or a portion of their leased square footage to other tenants or third parties. While subleasing generally does not impact the ability to collect payment from the original lessee and will not result in any decrease in the rental revenues expected to be received from the primary tenant, this trend could reduce our ability to lease incremental square footage to new tenants, could increase the square footage of our properties that "goes dark," could reduce anticipated rental revenue should tenants determine their long-term needs for square footage are lower than originally anticipated and could impact the pricing and competitiveness for leasing office space in our markets.

We will continue to actively evaluate business operations and strategies to optimally position ourselves given current economic and industry conditions.

Business and Strategy

We focus on owning office properties in our footprint of growth markets predominantly in the Sun Belt. Our markets generally possess growing populations with above-average employment growth forecasts, a large number of government offices, large international, national and regional employers across diversified industries, generally lower-cost centers for business operations and a high quality of life. We believe these characteristics have made our markets desirable, as evidenced by domestic net migration generally towards our geographic footprint. A majority of our properties are well located, have good access and functionality to our markets, are new or in new condition, attract high-quality tenants and are professionally managed. We utilize our management's market-specific knowledge and relationships as well as the expertise of local real estate property and leasing managers to identify acquisition opportunities that we believe will offer cash flow stability and long-term value appreciation.

Rental Revenue and Tenant Recoveries

The amount of net rental revenue generated by our properties will depend principally on our ability to maintain the occupancy rates of currently leased space and to lease currently available space and space that becomes available from lease terminations. As of December 31, 2024, the operating properties in our portfolio were 85.4% leased, without regard to renewal options. As of December 31, 2024, 9.7%, 9.9%, and 13.3% of net rentable area under our portfolio is subject to lease expiration during 2025, 2026, and 2027, respectively, without regard to renewal options (representing approximately 11.3%, 11.0% and 14.9% of our annualized base rent). The amount of rental revenue generated also depends on our ability to maintain or increase rental rates at our properties. Our leases typically include rent escalation provisions designed to provide annual growth in our rental income as well as an ability to pass through cost escalations to our tenants, and in the normal course of business we do not typically waive these rent escalation provisions. Certain leases contain termination provisions which permit the tenant to terminate the arrangement generally upon payment of a termination fee, which we believe acts as a deterrent to cancelling the lease. These early termination provisions applied to approximately 15.6% of the net rentable area in our portfolio as of December 31, 2024. In 2024, no tenant has exercised an early termination provision. Negative trends in one or more of these factors could adversely affect our rental revenue in future periods. We continually monitor our tenants' ability to meet their lease obligations to pay us rent to determine if any adjustments should be reflected currently. Future economic downturns or regional downturns affecting our markets or submarkets or downturns in our tenants' industries, including as a result of high interest rates and the fluctuating likelihood of a U.S. recession, that impair our ability to renew or re-let space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at our properties. In addition, growth in rental revenue will also partially depend on our ability to acquire additional properties that meet our investment criteria.

Leasing Activity

The following table presents our leasing activity for the three months and year ended December 31, 2024.

Three Months Ended December 31, 2024 Leasing Activity	**New Leasing**		**Renewal Leasing**		**Total Leasing**	
Square Feet (000's)		81		124		205
Average Effective Rents per Square Foot	$	32.88	$	46.25	$	40.98
Tenant Improvements per Square Foot	$	53.09	$	11.74	$	28.02
Leasing Commissions per Square Foot	$	17.04	$	14.67	$	15.60
% Change in Renewal Cash Rent vs. Expiring				12.3 %		
Retention Rate %				70 %		

Year Ended December 31, 2024 Leasing Activity	**New Leasing**		**Renewal Leasing**		**Total Leasing**	
Square Feet (000's)		430		376		806
Average Effective Rents per Square Foot	$	30.57	$	35.13	$	32.70
Tenant Improvements per Square Foot	$	47.77	$	7.54	$	29.00
Leasing Commissions per Square Foot	$	13.99	$	9.82	$	12.05
% Change in Renewal Cash Rent vs. Expiring				5.9 %		
Retention Rate %				49 %		

Operating Expenses

Our operating expenses generally consist of utilities, property and ad valorem taxes, insurance and site maintenance costs. Increases in these expenses over tenants' base years (until the base year is reset at expiration) are generally passed along to tenants in our full-service gross leased properties and are generally paid in full by tenants in our net leased properties.

Conditions in Our Markets

Positive or negative changes in economic or other conditions in the markets we operate in, including state budgetary shortfalls, employment rates, natural hazards and other factors, may impact our overall performance. While we generally expect the trend of positive population and economic growth in our Sun Belt cities to continue, there is no way for us to predict whether these trends will continue, especially in light of inflation and elevated interest rates as well as potential changes in tax policy, fiscal policy and monetary policy. In addition, it is uncertain and impossible to estimate the potential impact that the work-from-home trend will have on the short- and long-term demand for office space in our markets.

Critical Accounting Policies and Estimates

Basis of Preparation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the financial position and results of operations of the Company, the Operating Partnership and its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates

We have made a number of significant estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these consolidated financial statements in conformity with GAAP. Significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed, the determination and measurement of impairment of long-lived assets and the useful lives of long-lived assets. These estimates and assumptions are based on our best estimates and judgment. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. We adjust such estimates when facts and circumstances dictate. Actual results could differ materially from those estimates.

Business Combinations

When a property is acquired, we consider the substance of the agreement in determining whether the acquisition represents an asset acquisition or a business combination. Upon acquisitions of properties that constitute a business, the fair value of the real estate acquired, which includes the impact of fair value adjustments for assumed mortgage debt related to property acquisitions, is allocated to the acquired tangible assets, consisting of land, buildings and improvements and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values. For acquisitions that do not meet the business combination accounting criteria, these are accounted for as asset acquisitions. We allocate the cost of the acquisition, which includes any associated acquisition costs, to individual assets and liabilities assumed on a relative fair value basis. Also, non-controlling interests acquired are recorded at estimated fair market value.

The fair value of the tangible assets of an acquired property (which includes land, buildings and improvements and fixtures and equipment) is determined by valuing the property as if it were vacant. The "as-if-vacant" value is then allocated to land and buildings and improvements based on our determination of relative fair values of these assets. Factors considered by us in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. We also estimate costs to execute similar leases including leasing commissions.

The fair value of above-market and below-market lease values are recorded based on the difference between the current in place lease rent and our estimate of current market rents. Below-market lease intangibles are recorded as part of acquired lease intangibles liability and amortized into rental revenue over the non-cancelable periods and bargain renewal periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.

The fair value of acquired in-place leases are recorded based on the costs we estimate we would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs incurred during the lease-up period. Acquired in-place leases are amortized on a straight-line basis over the term of the individual leases.

Revenue Recognition

We recognize lease revenue on a straight-line basis over the term of the lease. Certain leases allow for the tenant to terminate the lease, but the tenant must make a termination payment as stipulated in the lease. If the termination payment is in such an amount that continuation of the lease appears, at the time of lease inception, to be reasonably assured, then we recognize revenue over the term of the lease. We have determined that for these leases, the termination payment is in such an amount that continuation of the lease appears, at the time of inception, to be reasonably assured. We recognize lease termination fees as revenue in the period received and write off unamortized lease-related intangible and other lease-related account balances, provided there are no further obligations under the lease. Otherwise, such fees and balances are recognized on a straight-line basis over the remaining obligation period with the termination payments being recorded as a component of rent receivable-deferred or deferred revenue on the consolidated balance sheets.

If we fund tenant improvements and the tenant improvements are determined to be owned by us, revenue recognition will commence when control of the space is turned over to the tenant. Tenant improvements are deferred and amortized on a straight-line basis over the lease term. If we determine that the tenant allowances are lease incentives, we commence revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentive is recorded as a reduction of lease revenue on a straight-line basis over the lease term.

Recoveries from tenants for real estate taxes, insurance and other operating expenses are recognized as revenues in the period that the applicable costs are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. Final billings to tenants for real estate taxes, insurance and other operating expenses did not vary significantly as compared to the estimated receivable balances.

Leases

We classify leases as a sales-type, direct financing, or operating lease and recognize leases on-balance sheet where we are the lessee. We determine if an arrangement is a lease at inception. Operating and financing right-of-use assets and lease liabilities are included within other assets and other liabilities on the consolidated balance sheets. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Right-of-use assets include any prepaid lease payments and exclude any lease incentives and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The lease terms may include options to extend or terminate the lease if it is reasonably certain we will exercise that option. For lease agreements with lease and non-lease components, we account for the components as a single combined lease component.

Impairment of Real Estate

Long-lived assets currently in use are reviewed periodically for possible impairment and will be written down to fair value if considered impaired. Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell. We review our real estate properties for impairment when there is an event or a change in circumstances that indicates that the carrying amount may not be recoverable. We measure and record impairment losses and reduce the carrying amount of properties when indicators of impairment are present and the expected undiscounted cash flows related to those properties are less than their carrying amounts. In cases in which we do not expect to recover the carrying amount of properties held for use, we reduce our carrying amount to fair value. The valuation of impaired assets is determined using valuation techniques including discounted cash flow analysis, analysis of recent comparable sales transactions and purchase offers received from third parties. We may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of our real estate.

Recently Issued or Adopted Accounting Standards

In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07") Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which will enhance segment disclosures. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024, with early adoption permitted. This standard must be applied retrospectively to all periods presented in the financial statements. The Company adopted ASU 2023-07 during the fourth quarter of 2024, which resulted in incremental disclosure in the notes to the consolidated financial statements for the year ended December 31, 2024. Refer to Note 13 to our consolidated financial statements.

Results of Operations

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

Rental and Other Revenues. Rental and other revenues include net rental income, including parking, signage and other income, as well as the recovery of operating costs and property taxes from tenants. Rental and other revenues decreased $8.0 million, or 4%, to $171.1 million for the year ended December 31, 2024 compared to $179.1 million for the year ended December 31, 2023. Revenue decreased year over year due to the dispositions and tenant departures at Cascade Station in June 2024 and 190 Office Center in May 2023, which reduced revenue by $2.8 million and $2.3 million, respectively. Revenue also decreased at 2525 McKinnon, Superior Pointe and Intellicenter by $1.4 million, $1.1 million and $0.9 million, respectively, due to lower occupancy at the properties compared to the prior year. Revenue also decreased at The Terraces by $1.2 million largely due to the write-off of straight-line rent associated with the WeWork leases at the property. Lastly, revenue at Canyon Park decreased by $1.5 million due to the reversal in the prior year of an accrued liability for a tenant improvement reimbursement that was no longer owed as the claim period had expired. Offsetting these decreases, revenue increased year over year at Bloc 83, Park Tower, and Mission City by $0.9 million, $0.8 million and $0.8 million, respectively, due to higher occupancy. Revenue also increased at Block 23 by $0.7 million primarily due to a write-off taken in the prior year related to the WeWork departure. The remaining properties' rental and other revenues were relatively unchanged in comparison to the prior year period.

Operating Expenses

Total Operating Expenses. Total operating expenses consist of property operating expenses, general and administrative expenses and depreciation and amortization. Total operating expenses increased $4.6 million, or 3%, to $152.4 million for the year ended December 31, 2024, from $147.8 million for the year ended December 31, 2023. The increase was primarily due to a $8.5 million impairment of real estate which was recorded in the fourth quarter of 2024. The impairment was related to the write down of the carrying amount of Superior Pointe to fair value less cost to sell. Offsetting this increase, the dispositions of 190 Office Center in May 2023 and Cascade Station in June 2024 decreased total operating expenses by $1.9 million and $1.4 million, respectively. Total operating expenses also decreased by $1.3 million at Block 23 primarily due to lower depreciation as a result of a write-off taken in the prior year related to the WeWork departure. The remaining properties' total operating expenses were $0.7 million higher in comparison to the prior year period, primarily due to inflation.

Property Operating Expenses. Property operating expenses are comprised mainly of building common area and maintenance expenses, insurance, property taxes, property management fees, as well as certain expenses that are not recoverable from tenants, the majority of which are related to costs necessary to maintain the appearance and marketability of vacant space. In the normal course of business, property expenses fluctuate and are impacted by various factors including, but not limited to, occupancy levels, weather, utility costs, repairs, maintenance and re-leasing costs. Property operating expenses decreased $0.5 million, or 1%, to $69.5 million for the year ended December 31, 2024, from $70.0 million for the year ended December 31, 2023. The disposition of 190 Office Center in May 2023 and Cascade Station in June 2024 decreased property operating expenses by $1.2 million and $0.5 million, respectively. Offsetting these decreases, property operating expenses at Bloc 83 and Block 23 increased by $0.7 million and $0.3 million, respectively, primarily due to higher electricity costs and property taxes. The remaining properties' property operating expenses were marginally higher in comparison to the prior period.

General and Administrative. General and administrative expenses are comprised of public company reporting costs and the compensation of our employees and Board of Directors, as well as non-cash stock-based compensation expenses. General and administrative expenses increased $0.4 million, or 2%, to $15.2 million for the year ended December 31, 2024, from $14.8 million reported for the same period in 2023. General and administrative expenses increased due to marginally higher professional fees and stock-based compensation expense.

Depreciation and Amortization. Depreciation and amortization decreased $3.7 million, or 6%, to $59.3 million for the year ended December 31, 2024, from $63.0 million reported for the same period in 2023. The dispositions of Cascade Station in June 2024 and 190 Office Center in May 2023 decreased depreciation and amortization expense by $0.9 million and $0.6 million, respectively. Depreciation also decreased by $1.6 million at Block 23 primarily as a result of a write-off taken in the prior year related to the WeWork departure. The remaining properties' depreciation expenses were $0.6 million lower in comparison to the prior year period.

Other Expense (Income)

Interest Expense. Interest expense increased $1.1 million, or 4%, to $34.3 million for the year ended December 31, 2024, from $33.2 million for the year ended December 31, 2023. The increase was primarily attributable to higher interest rates.

Net Loss/Gain on the Disposition of Real Estate Property. During the second quarter of 2024, the Company entered into an assignment in lieu of foreclosure agreement to transfer possession and control of the Cascade Station property to the lender as a result of an event of default as defined in the property's loan agreement. Given the terms of the assignment in lieu of foreclosure agreement, the Company deconsolidated the entity holding the property and related assets and liabilities during the second quarter of 2024. For the year ended December 31, 2024, the Company recognized a loss on deconsolidation of $1.5 million. In the prior year, the Company consented to the appointment of a receiver to assume possession and control of the 190 Office Center property as a result of an event of default as defined in the property's loan agreement. Given the appointment of the receiver, the Company deconsolidated the entity holding the property and related assets and liabilities during the second quarter of 2023. For the year ended December 31, 2023, the Company recognized a loss on deconsolidation of $0.1 million.

Impairment of Real Estate. Impairment of real estate was $8.5 million for the year ended December 31, 2024 compared to nil in the prior year. The impairment was related to the write down of the carrying amount of Superior Pointe to fair value less cost to sell.

Cash Flows

Comparison of Period Ended December 31, 2024 to Period Ended December 31, 2023

Cash, cash equivalents and restricted cash were $34.0 million and $43.4 million as of December 31, 2024 and December 31, 2023, respectively.

Cash flow from operating activities. Net cash provided by operating activities increased by $1.7 million to $58.9 million for the year ended December 31, 2024 compared to $57.2 million for the year ended December 31, 2023. The increase was primarily attributable to changes in working capital.

Cash flow to investing activities. Net cash used in investing activities decreased by $1.0 million to $40.3 million for the year ended December 31, 2024 compared to $41.3 million for the year ended December 31, 2023. The decrease in cash used in investing activities was primarily attributable to lower additions to real estate properties in the current year. This decrease was partially offset by an increase in cash used in investing activities attributable to higher deferred leasing costs in the current year.

Cash flow to financing activities. Net cash used in financing activities increased by $11.2 million to $28.0 million for the year ended December 31, 2024 compared to $16.8 million for the year ended December 31, 2023. The increase in cash used in financing activities was primarily attributable to lower net proceeds from borrowings partially offset by lower dividend distributions paid to stockholders in the current year.

Non-GAAP Supplemental Measures: NOI

Net operating income ("NOI") is a non-GAAP measure which includes the revenue and expense directly attributable to our office properties. NOI is calculated as rental and other revenues less property operating expenses.

We use NOI as a supplemental performance measure because, in excluding real estate depreciation and amortization expense, general and administrative expenses, interest expense, gains (or losses) on sale of real estate and other non-operating items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that NOI will be useful to investors as a basis to compare our operating performance with that of other REITs. However, because NOI excludes depreciation and amortization expense and captures neither the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties (all of which have real economic effect and could materially impact our results from operations), the utility of NOI as a measure of our performance is limited. Other equity REITs may not calculate NOI in a similar manner and, accordingly, our NOI may not be comparable to such other REITs' NOI. Accordingly, NOI should be considered only as a supplement to net income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs. NOI should not be used as a substitute for cash flow from operating activities in accordance with GAAP.

Refer to Note 13 to our consolidated financial statements for the revenue and expense items comprising NOI and a reconciliation of NOI to consolidated net income.

Liquidity and Capital Resources

Analysis of Liquidity and Capital Resources

We had approximately $18.9 million of cash and cash equivalents and $15.1 million of restricted cash as of December 31, 2024.

On March 15, 2018, the Company entered into a credit agreement for the Unsecured Credit Facility that provided for commitments of up to $250 million. On September 27, 2019, the Company entered into a five-year $50 million term loan, increasing its authorized borrowings under the Company's Unsecured Credit Facility from $250 million to $300 million. On November 16, 2021, the Company entered into an Amended and Restated Credit Agreement that increased the total authorized borrowings from $300 million to $350 million. On January 5, 2023, the Company entered into a second amendment to the Amended and Restated Credit Agreement for the Unsecured Credit Facility and entered into a three-year $25 million term loan, increasing its total authorized borrowings from $350 million to $375 million. The Unsecured Credit Facility matures in November 2025 and may be extended by 12 months at the Company's option upon meeting certain conditions. On September 27, 2024, the $50 million term loan matured and was repaid with proceeds from the Unsecured Credit Facility, reducing total authorized borrowings from $375 million to $325 million. As of December 31, 2024, of the $325 million total authorized borrowings, we had approximately $255.0 million outstanding under our Unsecured Credit Facility, $25.0 million outstanding under a term loan and a $2.5 million letter of credit to satisfy escrow requirements for a mortgage lender.

On May 23, 2024, the Company entered into an amended and restated loan agreement for Central Fairwinds, extending the term for an additional five years and amending the interest rate from fixed to floating. The loan bears interest at a rate equal to the daily-simple SOFR rate plus a margin of 325 basis points. The Company also entered into a five-year interest rate swap agreement, effectively fixing the SOFR component of the borrowing rate of the loan at 4.43%.

On June 27, 2024, the Company entered into a loan modification and extension agreement for FRP Ingenuity Drive, which among other things, included a principal repayment of $1.6 million and extended the term for an additional two years to December 2026 with a one-year extension option.

On February 26, 2020, the Company and the Operating Partnership entered into equity distribution agreements (collectively, the "Agreements") with each of KeyBanc Capital Markets Inc., Raymond James & Associates, Inc., BMO Capital Markets Corp., RBC Capital Markets, LLC, B. Riley FBR, Inc., D.A. Davidson & Co. and Janney Montgomery Scott LLC (the "Sales Agents") pursuant to which the Company may issue and sell from time to time up to 15,000,000 shares of common stock and up to 1,000,000 shares of Series A Preferred Stock through the Sales Agents, acting as agents or principals (the "ATM Program"). On May 7, 2021 the Company delivered to D.A. Davidson & Co. a notice of termination of the Agreement, effective May 7, 2021. The Company did not issue any shares of common stock or Series A Preferred Stock under the ATM Program during the fiscal year ended December 31, 2024.

Following changes in property-level occupancy rates, it is possible that we could fail certain financial covenants within certain property-level mortgage borrowings. For mortgages with financial covenants, the lenders' remedy of a covenant failure would be a requirement to escrow funds for the purpose of meeting our future debt payment obligations. As of December 31, 2024, the lender for our mortgage borrowings at the SanTan property has elected their right to direct property cash flows into lender-controlled restricted cash accounts to fund property operations until certain thresholds are met. Further, under the terms of the loan modification and extension agreement at the FRP Ingenuity Drive property, signed in the second quarter of 2024, property cash flows from this property will be directed into lender-controlled restricted cash accounts through the maturity of the loan. For these two properties, the total restricted cash as of December 31, 2024 was $5.2 million.

Our short-term liquidity requirements primarily consist of operating expenses and other expenditures associated with our properties, distributions to our limited partners and distributions to our stockholders required to qualify for REIT status, capital expenditures and, potentially, acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations and reserves established from existing cash. We have further sources such as proceeds from our public offerings, including under our ATM Program, and borrowings under our mortgage loans and our Unsecured Credit Facility.

Our long-term liquidity needs consist primarily of funds necessary for the repayment of debt at maturity, property acquisitions and non-recurring capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term secured and unsecured indebtedness and the issuance of equity and debt securities. We also may fund property acquisitions and non-recurring capital improvements using our Unsecured Credit Facility pending longer term financing.

We believe we have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity securities. However, we cannot assure you that this is or will continue to be the case. Our ability to incur additional debt is dependent on a number of factors, including our degree of leverage, interest rates, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to access the equity capital markets is dependent on a number of factors as well, including general market conditions for REITs and market perceptions about us.

In addition to the incurrence of debt and the offering of equity securities, dispositions of properties may serve as additional capital resources and sources of liquidity. We may recycle capital from stabilized assets or from sales of properties. Capital from these types of transactions is intended to be redeployed into property acquisitions, capital improvements, or to pay down existing debt.

Consolidated Indebtedness as of December 31, 2024

As of December 31, 2024, we had approximately $649.5 million of outstanding consolidated principal indebtedness, 82.3% of which is effectively fixed rate debt when factoring in interest rate swaps. The following table sets forth information as of December 31, 2024 with respect to our outstanding indebtedness (in thousands), including the impact of the effective interest rate swaps described in Note 7 of the consolidated financial statements:

Property	December 31, 2024	Interest Rate as of December 31, 2024 [(1)]	Maturity
Unsecured Credit Facility [(2)(3)]	$ 255,000	SOFR + 1.50% [(1)(2)]	November 2025 [(2)]
Term Loan [(3)]	25,000	6.00% [(3)]	January 2026
Mission City	45,095	3.78%	November 2027
Canyon Park [(4)]	38,159	4.30%	March 2027
Circle Point	38,109	4.49%	September 2028
SanTan [(5)]	30,773	4.56%	March 2027
The Quad	30,600	4.20%	September 2028
Intellicenter	30,042	4.65%	October 2025
2525 McKinnon	27,000	4.24%	April 2027
FRP Collection	25,736	7.05% [(6)]	August 2028
Greenwood Blvd	20,299	3.15%	December 2025
AmberGlen	20,000	3.69%	May 2027
5090 N. 40th St	19,912	3.92%	January 2027
Central Fairwinds	15,497	7.68% [(7)]	June 2029
Carillon Point	14,196	7.05% [(6)]	August 2028
FRP Ingenuity Drive [(8)]	14,096	4.44%	December 2026
Total Principal	649,514		
Deferred financing costs, net	(2,542)		
Total	$ 646,972		

(1) As of December 31, 2024, the daily-simple SOFR rate was 4.49%.

(2) Borrowings under the Unsecured Credit Facility bear interest at a rate equal to the daily-simple SOFR rate plus a margin of between 135 to 235 basis points depending upon the Company's consolidated leverage ratio. On February 9, 2023, the Company entered into a three-year interest rate swap for a notional amount of $140 million, effective March 8, 2023, effectively fixing the SOFR component of the borrowing rate for $140 million of the Unsecured Credit Facility at 4.19%. As of December 31, 2024, the Unsecured Credit Facility had $255.0 million drawn and a $2.5 million letter of credit to satisfy escrow requirements for a mortgage lender. The Unsecured Credit Facility matures in November 2025 and may be extended by 12 months at the Company's option 90 days prior to maturity, provided there is no event of default, the Company confirms the representations and warranties, and pays the extension fee. The Unsecured Credit Facility requires the Company to maintain a fixed charge coverage ratio of no less than 1.50x.

(3) On January 5, 2023, the Company entered into a second amendment to its amended and restated credit agreement, dated November 16, 2021 for the Unsecured Credit Facility and entered into a three-year $25 million term loan, increasing its total authorized borrowings from $350 million to $375 million. Borrowings under the $25 million term loan bear interest at a rate equal to the daily-simple SOFR rate plus a margin of 210 basis points. In conjunction with the term loan, the Company also entered into a three-year interest rate swap for a notional amount of $25 million, effectively fixing the SOFR component of the borrowing rate of the term loan at 3.90%.

(4) The mortgage loan anticipated repayment date ("ARD") is March 1, 2027. The final scheduled maturity date can be extended up to 5 years beyond the ARD. If the loan is not paid off at ARD, the loan's interest rate shall be adjusted to the greater of (i) the initial interest rate plus 200 basis points or (ii) the yield on the five year "on the run" treasury reported by Bloomberg market data service plus 450 basis points.

(5) In the second quarter of 2023, the Debt Service Coverage Ratio ("DSCR") and debt yield covenants for SanTan were not met, which triggered a 'cash-sweep period' that began in the second quarter of 2023. As of December 31, 2024, the DSCR and debt yield covenants were still not met. As of December 31, 2024 and December 31, 2023, total restricted cash for the property was $1.6 million and $4.1 million, respectively.

(6) The FRP Collection and Carillon Point loans bear interest at a rate equal to the daily-simple SOFR rate plus a margin of 275 basis points. The SOFR component of the borrowing rate is effectively fixed for the remainder of the five-year term via interest rate swaps at 4.30%.

(7) On May 23, 2024, the Company entered into an amended and restated loan agreement for Central Fairwinds, extending the term for an additional five years and amending the interest rate from fixed to floating. The loan bears interest at a rate equal to the daily-simple SOFR rate plus a margin of 325 basis points. The Company also entered into a five-year interest rate swap agreement, effectively fixing the SOFR component of the borrowing rate of the loan at 4.43%.

(8) In the third quarter of 2022, the DSCR covenant for FRP Ingenuity Drive was not met, which triggered a 'cash-sweep period' that began in the fourth quarter of 2022. On June 27, 2024, the Company entered into a loan modification and extension agreement for FRP Ingenuity Drive, which among other things, included a principal repayment of $1.6 million and extended the term for an additional two years to December 2026 with a one-year extension option. Under the terms of the agreement the 'cash-sweep period' will continue through the maturity of the loan. As of December 31, 2024 and December 31, 2023, total restricted cash for the property was $3.6 million and $3.2 million, respectively.

Contractual Obligations and Other Long-Term Liabilities

The following table provides information with respect to our commitments as of December 31, 2024, including any guaranteed or minimum commitments under contractual obligations. The table does not reflect available debt extension options.

	Payments Due by Period (in thousands)				
Contractual Obligations	Total	2025	2026-2027	2028-2029	More than 5 years
Principal payments on mortgage loans	$ 649,514	$ 309,806	$ 220,633	$ 119,075	$ —
Interest payments [1]	61,519	31,361	24,520	5,638	—
Tenant-related commitments	11,931	11,931	—	—	—
Lease obligations	35,487	659	1,327	1,191	32,310
Total	$ 758,451	$ 353,757	$ 246,480	$ 125,904	$ 32,310

(1) Contracted interest on the floating rate borrowings under our Unsecured Credit Facility was calculated based on the balance and interest rate at December 31, 2024. Contracted interest on our loans which we have applied interest rate swaps was calculated based on the swap fixing the SOFR component of the borrowing rates.

Inflation

Substantially all of our office leases include expense reimbursement provisions that provide for property operating expense escalations. In addition, most of the leases provide for fixed rent increases. We believe that expense increases due to inflation may be at least partially offset by these contractual rent increases and expense escalations. However, a longer period of inflation could affect our cash flows or earnings, or impact our borrowings, as discussed elsewhere in this Report.

As of December 31, 2024, 82.3% of our outstanding consolidated indebtedness was effectively fixed rate debt when factoring in interest rate swaps.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We use derivative financial instruments to manage or hedge interest rate risks related to borrowings. We do not use derivatives for trading or speculative purposes. We have entered, and we will only enter into, contracts with major financial institutions based on their credit rating and other factors. See Note 7 to our consolidated financial statements in Item 15 of this Annual Report on Form 10-K for more information regarding our derivatives.

We currently consider our interest rate exposure to be moderate because as of December 31, 2024, approximately $534.5 million, or 82.3%, of our debt had fixed interest rates, or effectively fixed rates when factoring in interest rate swaps, and $115.0 million, or 17.7%, had variable interest rates. The $534.5 million fixed rate debt includes our loans against which we have applied interest rate swaps. The interest rate swaps effectively fix the SOFR component of the borrowing rates until maturity of the debt. A 1% increase in SOFR would result in a $1.2 million increase to our annual interest costs on debt outstanding as of December 31, 2024 and would decrease the fair value of our outstanding debt, as well as increase interest costs associated with future debt issuances or borrowings under our Unsecured Credit Facility. A 1% decrease in SOFR would result in a $1.2 million decrease to our annual interest costs on debt outstanding as of December 31, 2024 and would increase the fair value of our outstanding debt, as well as decrease interest costs associated with future debt issuances or borrowings under our Unsecured Credit Facility.

Interest rate risk amounts are our management's estimates based on our Company's capital structure and were determined by considering the effect of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. We may take actions to further mitigate our exposure to changes in interest rates. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our Company's financial structure.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by Item 8 is included as a separate section in this Annual Report on Form 10-K. Refer to "Item 15. Exhibits, Financial Statement Schedules."

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the rules and regulations of the SEC and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures as of December 31, 2024, the end of the period covered by this Annual Report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2024, that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in reports filed or submitted under the Exchange Act (i) is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, as stated in their report, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2024.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is incorporated by reference to our definitive Proxy Statement for our 2024 annual stockholders' meeting.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement for our 2024 annual stockholders' meeting.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference to our definitive Proxy Statement for our 2024 annual stockholders' meeting.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement for our 2024 annual stockholders' meeting.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement for our 2024 annual stockholders' meeting.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

CITY OFFICE REIT, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2024

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

City Office REIT, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of City Office REIT, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss)/income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013)issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition for new and modified lease arrangements

As discussed in Note 2 to the consolidated financial statements, the Company generally recognizes lease revenue on a straight-line basis over the term of the lease. The timing and amount of revenue recognized on a straight-line basis for new and modified leases is impacted by the determination of who is the accounting owner of the tenant improvements of the leased space for accounting purposes. The cost to construct tenant improvements is either recorded as a reduction of lease revenue on a straight-line basis over the lease term or as a capital asset amortized on a straight-line basis over the lease term, depending on whether the tenant improvements are determined to be owned by the Company or the tenant. As discussed in Note 9 to the consolidated financial statements, during the year ended December 31, 2024, the Company reported $170.7 million of lease revenue, which includes revenue related to new and modified lease arrangements.

We identified the assessment of the Company's determination of revenue recognition on a straight-line basis for new and modified lease arrangements as a critical audit matter. Assessing the determination of the ownership of tenant improvements and the impact on revenue recognized required complex auditor judgment and increased extent of audit effort.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process over recognition of lease revenue for new and modified lease arrangements. This included controls related to the assessment of the ownership of tenant improvements and the accuracy of straight-line rent calculations. We examined a selection of new and modified lease arrangements and (1) compared the terms contained in the lease agreements to the factors assessed by the Company and (2) evaluated whether the costs incurred, incentives granted, and payments made in connection with the new or modified lease arrangements were tenant improvements owned by the Company or lease incentives. For this selection of new and modified lease arrangements, we assessed whether the straight-line lease revenue calculations were consistent with the conclusions on the ownership of tenant improvements.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2013.

Vancouver, Canada
February 20, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
City Office REIT, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited City Office REIT, Inc.'s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013)issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss)/income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 20, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
February 20, 2025

City Office REIT, Inc.
Consolidated Balance Sheets

(In thousands, except par value and share data)

	December 31, 2024		December 31, 2023	
Assets				
Real estate properties				
Land	$	190,372	$	193,524
Building and improvement		1,169,793		1,194,819
Tenant improvement		163,569		152,540
Furniture, fixtures and equipment		1,368		820
		1,525,102		1,541,703
Accumulated depreciation		(251,956)		(218,628)
		1,273,146		1,323,075
Cash and cash equivalents		18,886		30,082
Restricted cash		15,073		13,310
Rents receivable, net		52,311		53,454
Deferred leasing costs, net		25,291		21,046
Acquired lease intangible assets, net		34,631		42,434
Other assets		23,744		27,975
Assets held for sale		12,588		—
Total Assets	$	1,455,670	$	1,511,376
Liabilities and Equity				
Liabilities:				
Debt	$	646,972	$	669,510
Accounts payable and accrued liabilities		34,535		29,070
Deferred rent		7,010		7,672
Tenant rent deposits		7,257		7,198
Acquired lease intangible liabilities, net		6,301		7,736
Other liabilities		16,879		17,557
Liabilities related to assets held for sale		2,176		—
Total Liabilities		721,130		738,743
Commitments and Contingencies (Note 10)				
Equity:				
6.625% Series A Preferred stock, $0.01 par value per share, 5,600,000 shares authorized, 4,480,000 issued and outstanding as of December 31, 2024 and 2023		112,000		112,000
Common stock, $0.01 par value, 100,000,000 shares authorized, 40,154,055 and 39,938,451 shares issued and outstanding as of December 31, 2024 and 2023		401		399
Additional paid-in capital		442,329		438,867
Retained earnings		179,838		221,213
Accumulated other comprehensive loss		(713)		(248)
Total Stockholders' Equity		733,855		772,231
Non-controlling interests in properties		685		402
Total Equity		734,540		772,633
Total Liabilities and Equity	$	1,455,670	$	1,511,376
Subsequent Events (Note 4)				

The accompanying notes are an integral part of these consolidated financial statements.

City Office REIT, Inc.
Consolidated Statements of Operations

(In thousands, except per share data)

		Years Ended December 31,				
		2024		**2023**		**2022**
Rental and other revenues	$	171,126	$	179,096	$	180,485
Operating expenses:						
Property operating expenses		69,460		69,997		67,739
General and administrative		15,201		14,841		13,782
Depreciation and amortization		59,321		62,987		62,495
Impairment of real estate		8,463		—		13,444
Total operating expenses		152,445		147,825		157,460
Operating income		18,681		31,271		23,025
Interest expense:						
Contractual interest expense		(32,960)		(31,876)		(25,784)
Amortization of deferred financing costs and debt fair value		(1,384)		(1,296)		(1,218)
		(34,344)		(33,172)		(27,002)
Net (loss)/gain on disposition of real estate property		(1,462)		(134)		21,658
Net (loss)/income		(17,125)		(2,035)		17,681
Less:						
Net income attributable to non-controlling interests in properties		(555)		(647)		(691)
Net (loss)/income attributable to the Company		(17,680)		(2,682)		16,990
Preferred stock distributions		(7,420)		(7,420)		(7,420)
Net (loss)/income attributable to common stockholders	$	(25,100)	$	(10,102)	$	9,570
Net (loss)/income per common share:						
Basic	$	(0.63)	$	(0.25)	$	0.23
Diluted	$	(0.63)	$	(0.25)	$	0.22
Weighted average common shares outstanding:						
Basic		40,140		39,922		42,052
Diluted		40,140		39,922		42,866
Dividend distributions declared per common share	$	0.40	$	0.50	$	0.80

The accompanying notes are an integral part of these consolidated financial statements.

City Office REIT, Inc.
Consolidated Statements of Comprehensive (Loss)/Income

(In thousands)

	Years Ended December 31,					
	2024		**2023**		**2022**	
Net (loss)/income	$	(17,125)	$	(2,035)	$	17,681
Other comprehensive (loss)/income:						
Unrealized cash flow hedge gain		3,092		417		3,336
Amounts reclassified to interest expense		(3,537)		(3,438)		(223)
Other comprehensive (loss)/income		(445)		(3,021)		3,113
Comprehensive (loss)/income		(17,570)		(5,056)		20,794
Less:						
Comprehensive income attributable to non-controlling interests in properties		(575)		(605)		(691)
Comprehensive (loss)/income attributable to the Company	$	(18,145)	$	(5,661)	$	20,103

The accompanying notes are an integral part of these consolidated financial statements.

City Office REIT, Inc.
Consolidated Statements of Changes in Equity

(In thousands)

	Number of shares of preferred stock	Preferred stock	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss)/income	Total stockholders' equity	Non-controlling interests in properties	Total equity
Balance —January 1, 2022	4,480	$ 112,000	43,554	$ 435	$ 482,061	$ 275,502	$ (382)	$ 869,616	$ 979	$ 870,595
Restricted stock award grants and vesting	—	—	171	2	4,142	(352)	—	3,792	—	3,792
Common stock repurchased	—	—	(4,007)	(40)	(50,042)	—	—	(50,082)	—	(50,082)
Common stock dividend distribution declared	—	—	—	—	—	(33,178)	—	(33,178)	—	(33,178)
Preferred stock dividend distribution declared	—	—	—	—	—	(7,420)	—	(7,420)	—	(7,420)
Contributions	—	—	—	—	—	—	—	—	170	170
Distributions	—	—	—	—	—	—	—	—	(1,497)	(1,497)
Net income	—	—	—	—	—	16,990	—	16,990	691	17,681
Other comprehensive income	—	—	—	—	—	—	3,113	3,113	—	3,113
Balance—December 31, 2022	4,480	$ 112,000	39,718	$ 397	$ 436,161	$ 251,542	$ 2,731	$ 802,831	$ 343	$ 803,174
Restricted stock award grants and vesting	—	—	220	2	2,706	(257)	—	2,451	—	2,451
Common stock dividend distribution declared	—	—	—	—	—	(19,970)	—	(19,970)	—	(19,970)
Preferred stock dividend distribution declared	—	—	—	—	—	(7,420)	—	(7,420)	—	(7,420)
Contributions	—	—	—	—	—	—	—	—	231	231
Distributions	—	—	—	—	—	—	—	—	(777)	(777)
Net (loss)/income	—	—	—	—	—	(2,682)	—	(2,682)	647	(2,035)
Other comprehensive loss	—	—	—	—	—	—	(2,979)	(2,979)	(42)	(3,021)
Balance—December 31, 2023	4,480	$ 112,000	39,938	$ 399	$ 438,867	$ 221,213	$ (248)	$ 772,231	$ 402	$ 772,633
Restricted stock award grants and vesting	—	—	216	2	3,462	(215)	—	3,249	—	3,249
Common stock dividend distribution declared	—	—	—	—	—	(16,060)	—	(16,060)	—	(16,060)
Preferred stock dividend distribution declared	—	—	—	—	—	(7,420)	—	(7,420)	—	(7,420)
Contributions	—	—	—	—	—	—	—	—	656	656
Distributions	—	—	—	—	—	—	—	—	(948)	(948)
Net (loss)/income	—	—	—	—	—	(17,680)	—	(17,680)	555	(17,125)
Other comprehensive (loss)/income	—	—	—	—	—	—	(465)	(465)	20	(445)
Balance—December 31, 2024	4,480	$ 112,000	40,154	$ 401	$ 442,329	$ 179,838	$ (713)	$ 733,855	$ 685	$ 734,540

The accompanying notes are an integral part of these consolidated financial statements.

City Office REIT, Inc.
Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		
	2024	2023	2022
Cash Flows from Operating Activities:			
Net (loss)/income	$ (17,125)	$ (2,035)	$ 17,681
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:			
Depreciation and amortization	59,321	62,987	62,495
Amortization of deferred financing costs and debt fair value	1,384	1,296	1,218
Amortization of above and below market leases	(124)	1,069	75
Straight-line rent/expense	(507)	(7,704)	(9,218)
Non-cash stock compensation	4,322	4,094	3,879
Receipts from sales-type lease	—	—	43,549
Net loss/(gain) on disposition of real estate property	1,462	134	(21,658)
Impairment of real estate	8,463	—	13,444
Changes in non-cash working capital:			
Rents receivable, net	49	(897)	(6,033)
Other assets	(149)	(884)	(10)
Accounts payable and accrued liabilities	1,051	281	2,833
Deferred rent	317	(1,316)	(2,453)
Tenant rent deposits	400	198	875
Net Cash Provided By Operating Activities	58,864	57,223	106,677
Cash Flows to Investing Activities:			
Additions to real estate properties	(28,112)	(32,487)	(37,485)
Net proceeds from sale of real estate	300	—	—
Reduction of cash on disposition of real estate property	(2,477)	(4,050)	—
Deferred leasing costs	(10,002)	(4,802)	(9,565)
Net Cash Used In Investing Activities	(40,291)	(41,339)	(47,050)
Cash Flows to Financing Activities:			
Debt issuance and extinguishment costs	(622)	(743)	—
Proceeds from borrowings	59,000	35,000	97,500
Repayment of borrowings	(61,560)	(17,483)	(62,270)
Dividend distributions paid to stockholders	(23,460)	(31,339)	(41,365)
Repurchases of common stock	—	—	(50,082)
Distributions to non-controlling interests in properties	(948)	(777)	(1,497)
Shares withheld for payment of taxes on restricted stock unit vesting	(1,072)	(1,643)	(87)
Contributions from non-controlling interests in properties	656	231	170
Net Cash Used In Financing Activities	(28,006)	(16,754)	(57,631)
Net (Decrease)/Increase in Cash, Cash Equivalents and Restricted Cash	(9,433)	(870)	1,996
Cash, Cash Equivalents and Restricted Cash, Beginning of Period	43,392	44,262	42,266
Cash, Cash Equivalents and Restricted Cash, End of Period	$ 33,959	$ 43,392	$ 44,262
Reconciliation of Cash, Cash Equivalents and Restricted Cash:			
Cash and Cash Equivalents, End of Period	18,886	30,082	28,187
Restricted Cash, End of Period	15,073	13,310	16,075
Cash, Cash Equivalents and Restricted Cash, End of Period	$ 33,959	$ 43,392	$ 44,262
Supplemental Disclosures of Cash Flow Information:			
Cash paid for interest	$ 33,988	$ 30,773	$ 23,064
Purchase of additions in real estate properties included in accounts payable	$ 13,115	$ 6,963	$ 13,004
Purchase of deferred leasing costs included in accounts payable	$ 1,188	$ 1,216	$ 1,274

The accompanying notes are an integral part of these consolidated financial statements.

City Office REIT, Inc.
Notes to Consolidated Financial Statements

1. Organization and Description of Business

City Office REIT, Inc. (the "Company") was organized in the state of Maryland on November 26, 2013. On April 21, 2014, the Company completed its initial public offering ("IPO") of shares of the Company's common stock. The Company contributed the net proceeds of the IPO to City Office REIT Operating Partnership, L.P., a Maryland limited partnership (the "Operating Partnership"), in exchange for common units of limited partnership interest in the Operating Partnership ("common units").

The Company's interest in the Operating Partnership entitles the Company to share in distributions from, and allocations of profits and losses of, the Operating Partnership in proportion to the Company's percentage ownership of common units. As the sole general partner of the Operating Partnership, the Company has the exclusive power under the Operating Partnership's partnership agreement to manage and conduct the Operating Partnership's business, subject to limited approval and voting rights of the limited partners.

The Company has elected to be taxed and will continue to operate in a manner that will allow it to continue to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Subject to qualification as a REIT, the Company will be permitted to deduct dividend distributions paid to its stockholders, eliminating the U.S. federal taxation of income represented by such distributions at the Company level. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal and state income tax on its taxable income at regular corporate tax rates and, for years prior to 2018, any applicable alternative minimum tax.

2. Summary of Significant Accounting Policies

Basis of Preparation and Summary of Significant Accounting Policies

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the financial position and results of operations of the Company, the Operating Partnership and its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates

The Company has made a number of significant estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these consolidated financial statements in conformity with GAAP. Significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed, the determination and measurement of impairment of long-lived assets and the useful lives of long-lived assets. These estimates and assumptions are based on the Company's best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management adjusts such estimates when facts and circumstances dictate. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term investments with a maturity date of less than three months when acquired.

Restricted Cash

Restricted cash consists of cash held in escrow by lenders pursuant to certain lender agreements and cash received from contracted building sales.

Rent Receivable, Net

The Company continuously monitors collections from tenants and makes a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Company has identified.

Business Combinations

When a property is acquired, management considers the substance of the agreement in determining whether the acquisition represents an asset acquisition or a business combination. Upon acquisitions of properties that constitute a business, the fair value of the real estate acquired, which includes the impact of fair value adjustments for assumed mortgage debt related to property acquisitions, is allocated to the acquired tangible assets, consisting of land, buildings and improvements and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values. For acquisitions that do not meet the business combination accounting criteria, these are accounted for as asset acquisitions. The Company allocates the cost of the acquisition, which includes any associated acquisition costs, to individual assets and liabilities assumed on a relative fair value basis. Also, non-controlling interests acquired are recorded at estimated fair market value.

The fair value of the tangible assets of an acquired property (which includes land, buildings and improvements and fixtures and equipment) is determined by valuing the property as if it were vacant. The "as-if-vacant" value is then allocated to land and buildings and improvements based on management's determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.

The fair value of above-market and below-market lease values are recorded based on the difference between the current in-place lease rent and management's estimate of current market rents. Below-market lease intangibles are recorded as part of acquired lease intangibles liability and amortized into rental revenue over the non-cancelable periods and bargain renewal periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.

The fair value of acquired in-place leases are recorded based on the costs management estimates the Company would have incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the fair value of leasing commissions and legal costs that would be incurred to lease the property to this occupancy level. Additionally, management evaluates the time period over which such occupancy level would be achieved and includes an estimate of the net operating costs incurred during the lease-up period. Acquired in-place leases are amortized on a straight-line basis over the term of the individual leases.

Revenue Recognition

The Company recognizes lease revenue on a straight-line basis over the term of the lease. Certain leases allow for the tenant to terminate the lease, but the tenant must make a termination payment as stipulated in the lease. If the termination payment is in such an amount that continuation of the lease appears, at the time of lease inception, to be reasonably assured, then the Company recognizes revenue over the term of the lease. The Company has determined that for these leases, the termination payment is in such an amount that continuation of the lease appears, at the time of inception, to be reasonably assured. The Company recognizes lease termination fees as revenue in the period received and writes off unamortized lease-related intangible and other lease-related account balances, provided there are no further obligations under the lease. Otherwise, such fees and balances are recognized on a straight-line basis over the remaining obligation period with the termination payments being recorded as a component of rent receivable-deferred or deferred revenue on the consolidated balance sheets.

If the Company funds tenant improvements and the tenant improvements are determined to be owned by the Company, revenue recognition will commence when control of the space is turned over to the tenant. Tenant improvements are deferred and amortized on a straight-line basis over the lease term. If the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentive is recorded as a reduction of lease revenue on a straight-line basis over the lease term.

Recoveries from tenants for real estate taxes, insurance and other operating expenses are recognized as revenues in the period that the applicable costs are incurred. The Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent year. Final billings to tenants for real estate taxes, insurance and other operating expenses did not vary significantly as compared to the estimated receivable balances.

Leases

The Company classifies leases as a sales-type, direct financing, or operating lease and recognizes leases on-balance sheet where it is the lessee. The Company determines if an arrangement is a lease at inception. Operating and financing right-of-use assets and lease liabilities are included within other assets and other liabilities on the consolidated balance sheets. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Right-of-use assets include any prepaid lease payments and exclude any lease incentives and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The lease terms may include options to extend or terminate the lease if it is reasonably certain the Company will exercise that option. For lease agreements with lease and non-lease components, the Company accounts for the components as a single combined lease component.

Real Estate Properties

Real estate properties are stated at cost less accumulated depreciation, except land. Depreciation is computed on the straight-line basis over estimated useful lives of:

	Years
Buildings	29-59
Furniture, fixtures and equipment	4-10

Expenditures for maintenance and repairs are charged to operating expenses as incurred.

Impairment of Real Estate

Long-lived assets currently in use are reviewed periodically for possible impairment and will be written down to fair value if determined impaired. Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell. The Company reviews its real estate properties for impairment when there is an event or a change in circumstances that indicates that the carrying amount may not be recoverable. The Company measures and records impairment losses and reduces the carrying amount of properties when indicators of impairment are present and the expected undiscounted cash flows related to those properties are less than their carrying amounts. In cases where the Company does not expect to recover the carrying amount of properties held for use, the Company reduces its carrying amount to fair value. The valuation of impaired assets is determined using valuation techniques including discounted cash flow analysis, analysis of recent comparable sales transactions and purchase offers received from third parties. The Company may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate.

Variable Interest Entities

The Company consolidates variable interest entities ("VIE") if the Company determines that it is the primary beneficiary of the entity. When evaluating the accounting for a VIE, the Company considers the purpose for which the VIE was created, the importance of each of the activities in which it is engaged and our decision-making role, if any, in those activities that significantly determine the entity's economic performance relative to other economic interest holders. The Company determines the rights, if any, to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE by considering the economic interest in the entity, regardless of form, which may include debt, equity, management and servicing fees, or other contractual arrangements. The Company considers other relevant factors including each entity's capital structure, contractual rights to earnings (losses), subordination of the Company's interests relative to those of other investors, contingent payments, and other contractual arrangements that may be economically significant.

Concentration of Credit Risk

The Company places its temporary cash investments in high credit financial institutions. However, a portion of temporary cash investments may exceed Federal Deposit Insurance Corporation insured levels from time to time. The Company has never experienced any losses related to these balances.

Income Taxes

The Company has elected to be taxed, and intends to continue to operate in a manner that will allow it to continue to qualify, as a REIT. To qualify as a REIT, the Company is required to distribute dividends equal to at least 90% of its REIT taxable income (computed without regard to the deduction for dividends paid and excluding net capital gains) to its stockholders, and meet the various other requirements imposed by the Code relating to matters such as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided the Company qualifies for taxation as a REIT, it is generally not subject to U.S. federal corporate-level income tax on the earnings distributed currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal and state income tax on its taxable income at regular corporate tax rates and, for years prior to 2018, any applicable alternative minimum tax. In addition, the Company may not be able to re-elect as a REIT for the four subsequent taxable years. From time to time, the Company has elected to treat certain subsidiaries as TRSs. A TRS is treated as a regular corporation and is subject to federal income tax and applicable state income and franchise taxes at regular corporate rates.

Non-controlling Interests

The Company follows the provisions pertaining to non-controlling interests of ASC Topic 810, Consolidation. A non-controlling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Among other matters, the non-controlling interest standards require that non-controlling interests be reported as part of equity in the consolidated balance sheets (separately from the controlling interest's equity).

Equity-Based Compensation

The Company accounts for equity-based compensation, including shares of restricted stock units, in accordance with ASC Topic 718 Compensation – Stock Compensation, which requires the Company to recognize an expense for the fair value of equity-based awards. The estimated fair value of restricted stock units measured on the grant date is amortized over their respective vesting period.

Earnings per Common Share

The Company calculates net income per common share based upon the weighted average shares outstanding at period end. Diluted earnings per share is calculated after giving effect to all potential dilutive shares outstanding during the period.

Derivative Instruments and Hedging Activities

The Company enters into interest rate swap contracts to mitigate its interest rate risk on the related financial instruments. The Company does not enter into derivative or interest rate transactions for speculative purposes. The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. For derivatives that qualify as hedging instruments, an entity must designate the instruments as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation.

Fair Value of Financial Instruments

ASC 820-10, Fair Value Measurements and Disclosures ("ASC 820-10") establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Deferred Leasing Costs

Fees and costs paid in the successful negotiation of leases are deferred and amortized on a straight-line basis over the terms of the respective leases.

Segment Information

The Company operates in one reportable segment, office properties.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07") Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which will enhance segment disclosures. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024, with early adoption permitted. This standard must be applied retrospectively to all periods presented in the financial statements. The Company adopted ASU 2023-07 during the fourth quarter of 2024, which resulted in incremental disclosure in the notes to the consolidated financial statements for the year ended December 31, 2024. Refer to Note 13.

3. Rents Receivable, Net

The Company's rents receivable is comprised of the following components (in thousands):

	December 31, 2024	December 31, 2023
Billed receivables	$ 3,888	$ 5,132
Straight-line receivables (unbilled receivables)	48,423	48,322
Total rents receivable	$ 52,311	$ 53,454

As of December 31, 2024, the Company's allowance for doubtful accounts was $0.3 million. As of December 31, 2023, the Company's allowance for doubtful accounts was nominal.

4. Real Estate Investments

Disposition of Real Estate Property

Cascade Station

On June 27, 2024, the Company entered into an assignment in lieu of foreclosure agreement to transfer possession and control of the Cascade Station property to the lender as a result of an event of default as defined in the property's non-recourse loan agreement. Given the terms of the assignment in lieu of foreclosure agreement, the Company assessed whether the entity holding the property should be reassessed for consolidation as a VIE in accordance with ASC 810 – Consolidation.

Based on its analysis, the Company concluded that it is not the primary beneficiary of the VIE and therefore deconsolidated the property as of June 27, 2024. The Company deconsolidated the net carrying value of real estate assets of $17.9 million, the mortgage loan of $20.6 million, cash and restricted cash of $2.5 million and net current assets of $1.7 million. For the year ended December 31, 2024, the Company recognized a loss on deconsolidation of $1.5 million, which has been included within net loss/gain on disposition of real estate property on the Company's consolidated statement of operations and statement of cash flows.

190 Office Center

On May 15, 2023, the Company consented to the appointment of a receiver to assume possession and control of the 190 Office Center property as a result of an event of default as defined in the property's non-recourse loan agreement. Given the appointment of the receiver, the Company assessed whether the entity holding the property should be reassessed for consolidation as a VIE in accordance with ASC 810 – Consolidation.

Based on its analysis, the Company concluded that it is not the primary beneficiary of the VIE and therefore deconsolidated the property as of May 15, 2023. The Company deconsolidated the net carrying value of real estate assets of $35.7 million, the mortgage loan of $38.6 million, cash and restricted cash of $4.0 million and net current liabilities of $1.0 million. For the year ended December 31, 2023, the Company recognized a loss on deconsolidation of $0.1 million, which has been included within net loss/gain on disposition of real estate property on the Company's consolidated statement of operations and statement of cash flows. During the fourth quarter of 2023, title of the property was transferred to the lender.

Lake Vista Pointe

During the first quarter of 2022, the sole tenant at the Lake Vista Pointe property exercised its lease option to purchase the building and the Company signed a purchase and sale agreement with the tenant. At the time the tenant exercised the option, the Company reassessed the lease classification of the lease, in accordance with ASC 842 – Leases, and determined that the lease should be reclassified from an operating lease to a sales-type lease. This reclassification resulted in a gain on sale of $21.7 million net of disposal related costs. On June 15, 2022, the Company sold the Lake Vista Pointe property in Dallas, Texas for a gross sales price of $43.8 million.

Assets Held for Sale

On November 1, 2024, the Company entered into a purchase and sale agreement to sell the Superior Pointe property for $12.0 million, which excludes closing costs and credits. The Company determined that the property met the criteria for classification as held for sale as of December 31, 2024. Upon classification as held for sale, the Company recognized an impairment of $8.5 million to lower the carrying amount of the property to its estimated fair value less cost to sell. Refer to "Impairment of Real Estate" below. As of December 31, 2024, the Company had received a deposit of $0.3 million, which was recorded in restricted cash along with a corresponding liability in other liabilities on the Company's consolidated balance sheets. On January 14, 2025, the Company completed the sale of the Superior Pointe property.

The property was classified as held for sale as of December 31, 2024 (in thousands):

Superior Pointe	December 31, 2024
Real estate properties, net	$ 10,637
Deferred leasing costs, net	382
Rents receivable, prepaid expenses and other assets	1,569
Assets held for sale	$ 12,588
Accounts payable, accrued liabilities, deferred rent and tenant rent deposits	$ 2,176
Liabilities related to assets held for sale	$ 2,176

Impairment of Real Estate

In December 2024, the Company recognized an impairment of real estate of $8.5 million to lower the carrying amount of the Superior Pointe property in Denver, Colorado to its estimated fair value less cost to sell.

There was no impairment of real estate during the year ended December 31, 2023.

In December 2022, the Company determined there were indicators of impairment for two of its properties, which resulted in the Company recognizing impairment of real estate for $13.4 million. The impairment was related to the write down of the carrying amount of 190 Office Center in Dallas, Texas and Cascade Station in Portland, Oregon for $6.9 million and $6.5 million, respectively, to fair value. Fair value was determined based either on recent comparable sales transactions (adjusted for relevant factors such as the size, quality and occupancy rates of comparable properties) or on reports provided by an external valuator (which considered comparable sales transactions, discounted cash flows and other factors), each of which are classified as Level 3 inputs.

5. Lease Intangibles

Lease intangibles and the value of assumed lease obligations as of December 31, 2024 and December 31, 2023 were comprised of the following (in thousands):

| | Lease Intangible Assets | | | | Lease Intangible Liabilities | | |
	Above Market Leases	In Place Leases	Leasing Commissions	Total	Below Market Leases	Below Market Ground Lease	Total
December 31, 2024							
Cost	$ 16,596	$ 69,760	$ 30,987	$ 117,343	$ (14,294)	$ (138)	$ (14,432)
Accumulated amortization	(10,584)	(51,893)	(20,235)	(82,712)	8,071	60	8,131
	$ 6,012	$ 17,867	$ 10,752	$ 34,631	$ (6,223)	$ (78)	$ (6,301)

| | Lease Intangible Assets | | | | Lease Intangible Liabilities | | |
	Above Market Leases	In Place Leases	Leasing Commissions	Total	Below Market Leases	Below Market Ground Lease	Total
December 31, 2023							
Cost	$ 17,463	$ 73,128	$ 32,541	$ 123,132	$ (14,968)	$ (138)	$ (15,106)
Accumulated amortization	(10,222)	(51,290)	(19,186)	(80,698)	7,314	56	7,370
	$ 7,241	$ 21,838	$ 13,355	$ 42,434	$ (7,654)	$ (82)	$ (7,736)

The estimated aggregate amortization expense for lease intangibles for the next five years and in the aggregate are as follows (in thousands):

2025	$ 6,197
2026	5,880
2027	4,909
2028	4,212
2029	3,275
Thereafter	3,857
	$ 28,330

6. Debt

The following table summarizes the outstanding indebtedness as of December 31, 2024 and 2023 (dollars in thousands), including the impact of the effective interest rate swaps described in Note 7:

Property	December 31, 2024	December 31, 2023	Interest Rate as of December 31, 2024 [1]	Maturity
Unsecured Credit Facility [2][3]	$ 255,000	$ 200,000	SOFR + 1.50% [1][2]	November 2025 [2]
Term Loan [3]	25,000	25,000	6.00% [3]	January 2026
Mission City	45,095	45,994	3.78%	November 2027
Canyon Park [4]	38,159	38,932	4.30%	March 2027
Circle Point	38,109	38,789	4.49%	September 2028
SanTan [5]	30,773	31,501	4.56%	March 2027
The Quad	30,600	30,600	4.20%	September 2028
Intellicenter	30,042	30,682	4.65%	October 2025
2525 McKinnon	27,000	27,000	4.24%	April 2027
FRP Collection	25,736	26,139	7.05% [6]	August 2028
Greenwood Blvd	20,299	20,856	3.15%	December 2025
AmberGlen	20,000	20,000	3.69%	May 2027
5090 N. 40th St	19,912	20,370	3.92%	January 2027
Central Fairwinds	15,497	15,826	7.68% [7]	June 2029
Carillon Point	14,196	14,419	7.05% [6]	August 2028
FRP Ingenuity Drive [8]	14,096	15,860	4.44%	December 2026
Term Loan [9]	—	50,000	—	—
Cascade Station [10]	—	20,752	—	—
Total Principal	649,514	672,720		
Deferred financing costs, net	(2,542)	(3,258)		
Unamortized fair value adjustments	—	48		
Total	$ 646,972	$ 669,510		

(1) As of December 31, 2024, the daily-simple SOFR rate was 4.49%.
(2) Borrowings under the Unsecured Credit Facility bear interest at a rate equal to the daily-simple SOFR rate plus a margin of between 135 to 235 basis points depending upon the Company's consolidated leverage ratio. On February 9, 2023, the Company entered into a three-year interest rate swap for a notional amount of $140 million, effective March 8, 2023, effectively fixing the SOFR component of the borrowing rate for $140 million of the Unsecured Credit Facility at 4.19%. As of December 31, 2024, the Unsecured Credit Facility had $255.0 million drawn and a $2.5 million letter of credit to satisfy escrow requirements for a mortgage lender. The Unsecured Credit Facility matures in November 2025 and may be extended by 12 months at the Company's option 90 days prior to maturity, provided there is no event of default, the Company confirms the representations and warranties, and pays the extension fee. The Unsecured Credit Facility requires the Company to maintain a fixed charge coverage ratio of no less than 1.50x.
(3) On January 5, 2023, the Company entered into a second amendment to its amended and restated credit agreement, dated November 16, 2021 for the Unsecured Credit Facility and entered into a three-year $25 million term loan, increasing its total authorized borrowings from $350 million to $375 million. Borrowings under the $25 million term loan bear interest at a rate equal to the daily-simple SOFR rate plus a margin of 210 basis points. In conjunction with the term loan, the Company also entered into a three-year interest rate swap for a notional amount of $25 million, effectively fixing the SOFR component of the borrowing rate of the term loan at 3.90%.
(4) The mortgage loan anticipated repayment date ("ARD") is March 1, 2027. The final scheduled maturity date can be extended up to 5 years beyond the ARD. If the loan is not paid off at ARD, the loan's interest rate shall be adjusted to the greater of (i) the initial interest rate plus 200 basis points or (ii) the yield on the five year "on the run" treasury reported by Bloomberg market data service plus 450 basis points.
(5) In the second quarter of 2023, the Debt Service Coverage Ratio ("DSCR") and debt yield covenants for SanTan were not met, which triggered a 'cash-sweep period' that began in the second quarter of 2023. As of December 31, 2024, the DSCR and debt yield covenants were still not met. As of December 31, 2024 and December 31, 2023, total restricted cash for the property was $1.6 million and $4.1 million, respectively.
(6) The FRP Collection and Carillon Point loans bear interest at a rate equal to the daily-simple SOFR rate plus a margin of 275 basis points. The SOFR component of the borrowing rate is effectively fixed for the remainder of the five-year term via interest rate swaps at 4.30%.
(7) On May 23, 2024, the Company entered into an amended and restated loan agreement for Central Fairwinds, extending the term for an additional five years and amending the interest rate from fixed to floating. The loan bears interest at a rate equal to the daily-simple SOFR rate plus a margin of 325 basis points. The Company also entered into a five-year interest rate swap agreement, effectively fixing the SOFR component of the borrowing rate of the loan at 4.43%.
(8) In the third quarter of 2022, the DSCR covenant for FRP Ingenuity Drive was not met, which triggered a 'cash-sweep period' that began in the fourth quarter of 2022. On June 27, 2024, the Company entered into a loan modification and extension agreement for FRP Ingenuity Drive, which among other things, included a principal repayment of $1.6 million and extended the term for an additional two years to December 2026 with a one-year extension option. Under the terms of the agreement the 'cash-sweep period' will continue through the maturity of the loan. As of December 31, 2024 and December 31, 2023, total restricted cash for the property was $3.6 million and $3.2 million, respectively.
(9) On September 27, 2024, the $50 million term loan matured and was repaid with proceeds from the Unsecured Credit Facility.
(10) On May 1, 2024, the non-recourse property loan at our Cascade Station property in Portland, Oregon matured, and an event of default was triggered under the terms of the Cascade Station loan, following non-payment of the principal amount outstanding at loan maturity. On June 27, 2024, the non-recourse debt associated with the Cascade Station property was deconsolidated as a result of the Company entering into an assignment in lieu of foreclosure agreement to transfer possession and control of the property to the lender. The loan balance as of the date of deconsolidation was $20.6 million.

The scheduled principal repayments of mortgage payable as of December 31, 2024, without consideration of extension options, are as follows (in thousands):

2025	$	309,806
2026		43,899
2027		176,734
2028		104,586
2029		14,489
Thereafter		—
	$	649,514

7. Fair Value of Financial Instruments

Fair value measurements are based on assumptions that market participants would use in pricing an asset or a liability. The hierarchy for inputs used in measuring fair value is as follows:

Level 1 Inputs – quoted prices in active markets for identical assets or liabilities

Level 2 Inputs – observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 Inputs – unobservable inputs

In September 2019, the Company entered into a London Interbank Offered Rate ("LIBOR") interest rate swap for a notional amount of $50.0 million. In January 2023, the Company amended the $50.0 million interest rate swap to transition from LIBOR to daily-simple SOFR. The Company applied the practical expedients available for hedging relationships under the reference rate reform guidance, which preserves the presentation of the derivative consistent with past presentation and does not result in dedesignation of the hedging relationship. The interest rate swap effectively fixed the SOFR component of the corresponding loan at approximately 1.17% for the remainder of the five-year term. In September 2024, the $50.0 million interest rate swap matured.

In January 2023, the Company entered into an interest rate swap for a notional amount of $25.0 million. The interest rate swap effectively fixes the SOFR component of the corresponding loan at approximately 3.90% for the three-year term.

In February 2023, the Company entered into an interest rate swap for a notional amount of $140.0 million. The interest rate swap effectively fixes the SOFR component of the corresponding loan at approximately 4.19% for the three-year term.

In August 2023, the Company entered into an interest rate swap at FRP Collection for an initial notional amount of $26.3 million. The interest rate swap effectively fixes the SOFR component of the corresponding loan at approximately 4.30% for the five-year term. The notional amount of the interest rate swap amortizes over the term consistent with the balance of the corresponding loan.

In August 2023, the Company entered into an interest rate swap at Carillon Point for an initial notional amount of $14.5 million. The interest rate swap effectively fixes the SOFR component of the corresponding loan at approximately 4.30% for the five-year term. The notional amount of the interest rate swap amortizes over the term consistent with the balance of the corresponding loan.

In May 2024, the Company entered into an interest rate swap at Central Fairwinds for an initial notional amount of $15.6 million. The interest rate swap effectively fixes the SOFR component of the corresponding loan at approximately 4.43% for the five-year term. The notional amount of the interest rate swap amortizes over the term consistent with the balance of the corresponding loan.

The fair value of the interest rate swaps have been classified as Level 2 fair value measurements.

The interest rate swaps have been designated and qualify as cash flow hedges and have been recognized on the consolidated balance sheets at fair value, presented within other assets and other liabilities. Gains and losses resulting from changes in the fair value of derivatives that have been designated and qualify as cash flow hedges are reported as a component of other comprehensive income/(loss) and reclassified into earnings in the periods during which the hedged forecasted transaction affects earnings.

The following table summarizes the Company's derivative financial instruments as of December 31, 2024 and December 31, 2023 (in thousands):

| | Notional Value December 31, 2024 | Effective Date | Maturity Date | Fair Value Assets/(Liabilities) | |
				December 31, 2024	December 31, 2023
Interest Rate Swap	$ 25,000	January 2023	January 2026	$ 50	$ 49
Interest Rate Swap	140,000	March 2023	November 2025	(75)	(295)
Interest Rate Swap	25,736	August 2023	August 2028	(275)	(846)
Interest Rate Swap	14,196	August 2023	August 2028	(152)	(466)
Interest Rate Swap	15,497	May 2024	June 2029	(284)	—
Interest Rate Swap	—	September 2019	September 2024	—	1,268
	$ 220,429			$ (736)	$ (290)

For the year ended December 31, 2024, approximately $3.5 million of net realized gains were reclassified to interest expense due to payments made to or received from the swap counterparty. For the year ended December 31, 2023, approximately $3.4 million of net realized gains were reclassified to interest expense due to payments made to or received from the swap counterparty.

Cash and Cash Equivalents, Restricted Cash, Rents Receivable, Accounts Payable and Accrued Liabilities

The Company estimates that the fair value approximates carrying value due to the relatively short-term nature of these instruments.

Fair Value of Financial Instruments Not Carried at Fair Value

With the exception of fixed rate mortgage loans payable, the carrying amounts of the Company's financial instruments approximate their fair value. The Company determines the fair value of its fixed rate mortgage loans based on a discounted cash flow analysis using a discount rate that approximates the current borrowing rates for instruments of similar maturities. Based on this, the Company has determined that the fair value of these instruments was $301.8 million and $343.1 million (compared to a carrying value of $314.1 million and $357.2 million) as of December 31, 2024 and December 31, 2023, respectively. Accordingly, the fair value of mortgage loans payable have been classified as Level 3 fair value measurements.

8. Related Party Transactions

Administrative Services Agreements

On October 29, 2018, the Company entered into the First Amendment (the "Amendment") to the Administrative Services Agreement with real estate investment funds affiliated with Second City Capital II Corporate and Second City Real Estate II Corporation ("SCRE II"). The terms of the Amendment were effective on February 1, 2019 (the "Effective Date"). After February 1, 2019, the annual fees payable to the Company were $500,000 for the first twelve months following the Effective Date and thereafter an amount equal to 40% of the management fee paid to SCRE II by the fund managed by SCRE II. During the years ended December 31, 2024, 2023, and 2022, the Company earned $0.2 million, $0.1 million, and $0.3 million, respectively, for administrative services performed for SCRE II and its affiliates.

On July 31, 2019, an indirect, wholly owned subsidiary of the Company entered into an administrative services agreement with Clarity Real Estate Ventures GP, Limited Partnership ("Clarity"), an entity affiliated with principals of Second City and officers of the Company. Pursuant to the Administrative Services Agreement, the Company will provide various administrative services and support to the related entity managing the Clarity funds. During the year ended December 31, 2024, the amounts earned by the Company for administrative services performed for Clarity were nominal. For the years ended December 31, 2023, and 2022, the Company earned $0.2 million and $0.3 million, respectively, for administrative services performed for Clarity.

9. Leases

Lessor Accounting

The Company is focused on acquiring, owning and operating office properties for lease to a stable and diverse tenant base. The Company's properties have both full-service gross and net leases which are generally classified as operating leases. Rental income related to such leases is recognized on a straight-line basis over the remaining lease term. The Company's total revenue includes fixed base rental payments provided under the lease and variable payments, which principally consist of tenant expense reimbursements for certain property operating expenses as provided under the lease. The Company elected the practical expedient to account for its lease and non-lease components as a single combined operating lease component under ASC 842. As a result, rental income, expense reimbursement, and other were aggregated into a single line within rental and other revenues on the consolidated statements of operations.

The Company recognized fixed and variable lease payments for operating leases for the years ended December 31, 2024 and December 31, 2023 as follows (in thousands):

| | Years Ended December 31, | |
	2024	2023
Fixed payments	$ 146,189	$ 149,203
Variable payments	24,507	26,826
	$ 170,696	$ 176,029

The Company ceased recognizing rental lease income with respect to the Cascade Station property on the deconsolidation of the entity on June 27, 2024. The Company ceased recognizing rental lease income with respect to the 190 Office Center property on the deconsolidation of the entity on May 15, 2023. Refer to Note 4 for further details.

The Company recognized interest income of $0.6 million and variable lease payments of $0.2 million for the sales-type lease at the Lake Vista Pointe property for the year ended December 31, 2022.

Future minimum lease payments to be received by the Company as of December 31, 2024 under non-cancellable operating leases for the next five years and thereafter are as follows (in thousands):

2025	$ 127,005
2026	120,679
2027	102,956
2028	87,582
2029	66,703
Thereafter	137,258
	$ 642,183

The Company's leases may include various provisions such as scheduled rent increases, renewal options and termination options. The majority of the Company's leases include defined rent increases rather than variable payments based on an index or unknown rate.

Lessee Accounting

As a lessee, the Company has ground and office leases which are classified as operating and financing leases. As of December 31, 2024, these leases had remaining terms of two to 64 years and a weighted average remaining lease term of 50 years. Right-of-use assets and lease liabilities have been included within other assets and other liabilities on the Company's consolidated balance sheets as follows (in thousands):

	December 31, 2024	December 31, 2023
Right-of-use asset – operating leases	$ 10,101	$ 12,564
Lease liability – operating leases	$ 8,286	$ 8,550
Right-of-use asset – financing leases	$ 9,593	$ 9,820
Lease liability – financing leases	$ 1,637	$ 1,551

Lease liabilities are measured at the commencement date based on the present value of future lease payments. One of the Company's operating ground leases includes rental payment increases over the lease term based on increases in the Consumer Price Index ("CPI"). Changes in the CPI were not estimated as part of the measurement of the operating lease liability. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The Company used a weighted average discount rate of 6.2% in determining its lease liabilities. The discount rates were derived from the Company's assessment of the credit quality of the Company and adjusted to reflect secured borrowing, estimated yield curves and long-term spread adjustments.

Right-of-use assets include any prepaid lease payments and exclude any lease incentives and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The lease terms may include options to extend or terminate the lease if it is reasonably certain that the Company will exercise that option.

Operating lease expense for the years ended December 31, 2024 and 2023 was $0.9 million and $0.9 million, respectively. Financing lease expense for the years ended December 31, 2024 and 2023 was $0.3 million and $0.3 million, respectively.

Future minimum lease payments to be paid by the Company as a lessee for operating and financing leases as of December 31, 2024 for the next five years and thereafter are as follows (in thousands):

	Operating Leases	Financing Leases
2025	$ 651	$ 8
2026	724	8
2027	587	8
2028	587	8
2029	587	9
Thereafter	25,389	6,921
Total future minimum lease payments	28,525	6,962
Discount	(20,239)	(5,325)
Total	$ 8,286	$ 1,637

10. Commitments and Contingencies

The Company is obligated under certain tenant leases to fund tenant improvements and the expansion of the underlying leased properties.

Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of certain hazardous or toxic substances disposed, stored, generated, released, manufactured or discharged from, on, at, under, or in a property. As such, the Company may be potentially liable for costs associated with any potential environmental remediation at any of its formerly or currently owned properties.

The Company believes that it is in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. Management is not aware of any environmental liability that it believes would have a material adverse impact on the Company's financial position or results of operations. Management is unaware of any instances in which the Company would incur significant environmental costs if any or all properties were sold, disposed of or abandoned. However, there can be no assurance that any such non-compliance, liability, claim or expenditure will not arise in the future.

The Company is involved from time to time in lawsuits and other disputes which arise in the ordinary course of business. As of December 31, 2024, management believes that these matters will not have a material adverse effect, individually or in the aggregate, on the Company's financial position or results of operations.

11. Earnings per Share

The table below is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years ended December 31, 2024, 2023, and 2022 (in thousands, except per share amounts):

	Years Ended December 31,		
	2024	2023	2022
Net (loss)/income	$ (17,125)	$ (2,035)	$ 17,681
Less: Net income attributable to non-controlling interests in properties	(555)	(647)	(691)
Less: Net income attributable to preferred stockholders	(7,420)	(7,420)	(7,420)
Numerator for basic and diluted EPS	$ (25,100)	$ (10,102)	$ 9,570
Denominator for basic EPS	40,140	39,922	42,052
Dilutive effect of RSUs and PSUs	—	—	814
Denominator for dilutive EPS	40,140	39,922	42,866
Net (loss)/income per common share:			
Basic	$ (0.63)	$ (0.25)	$ 0.23
Diluted	$ (0.63)	$ (0.25)	$ 0.22

12. Stockholders' Equity

On October 4, 2016, the Company completed a public preferred stock offering pursuant to which the Company sold 4,000,000 shares of our 6.625% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock"), par value $0.01 per share to the public at a price of $25.00 per share. The Company raised $100.0 million in gross proceeds, resulting in net proceeds to the Company of approximately $96.5 million after deducting $3.5 million in underwriting discounts and expenses related to the offering. On October 28, 2016, the Company issued an additional 480,000 shares of Series A Preferred Stock pursuant to the partial exercise of the underwriters' overallotment option, raising an additional $12.0 million in gross proceeds before underwriting discounts and expenses. The preferred stock is perpetual and from October 4, 2021, the Company may at its option redeem the Preferred Stock in whole or in part at a redemption price equal to $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including the date of redemption.

On February 26, 2020, the Company and the Operating Partnership entered into equity distribution agreements (collectively, the "Agreements") with each of KeyBanc Capital Markets Inc., Raymond James & Associates, Inc., BMO Capital Markets Corp., RBC Capital Markets, LLC, B. Riley FBR, Inc., D.A. Davidson & Co. and Janney Montgomery Scott LLC (the "Sales Agents") pursuant to which the Company may issue and sell from time to time up to 15,000,000 shares of common stock and up to 1,000,000 shares of Series A Preferred Stock through the Sales Agents, acting as agents or principals (the "ATM Program"). On May 7, 2021 the Company delivered to D.A. Davidson & Co. a notice of termination of the Agreement, effective May 7, 2021. The Company did not issue any shares of common stock or Series A Preferred Stock under the ATM Program during the fiscal years ended December 31, 2024, December 31, 2023 and December 31, 2022.

Share Repurchase Plan

On August 5, 2020, the Company's Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to an aggregate amount of $50 million of its outstanding shares of common stock. In September 2022, the Company completed the full August 2020 share repurchase plan. On May 4, 2023, the Board of Directors approved a share repurchase plan ("Repurchase Program") authorizing the Company to repurchase up to $50 million of its outstanding shares of common stock or Series A Preferred Stock. Under the share repurchase program, the shares may be repurchased from time to time using a variety of methods, which may include open market transactions, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements.

Repurchased shares of common stock will be classified as authorized and unissued shares. The Company recognizes the cost of shares of common stock it repurchases, including direct costs incurred, as a reduction in stockholders' equity. Such reductions of stockholders equity due to the repurchases of shares of common stock will be applied first, to reduce common stock in the amount of the par value associated with the shares of common stock repurchased and second, to reduce additional paid-in capital by the amount that the purchase price for the shares of common stock repurchased exceed the par value.

There were no shares repurchased during the years ended December 31, 2024 and December 31, 2023. During the year ended December 31, 2022, the Company completed the repurchase of 4,006,897 shares of its common stock for approximately $50.0 million.

Common Stock and Common Unit Distributions

During the year ended December 31, 2024, the Company declared aggregate cash distributions to common stockholders and common unitholders of $16.1 million. The Company paid aggregate cash distributions of $16.0 million for the year ended December 31, 2024 and $4.0 million was payable as of December 31, 2024, which is included within other liabilities on the consolidated balance sheets.

During the year ended December 31, 2024, the Company declared the following distributions per share and unit:

Period	Distribution per Common Share/Unit	Declaration Date	Record Date	Payment Date
January 1, 2024 – March 31, 2024	$ 0.10	March 15, 2024	April 10, 2024	April 24, 2024
April 1, 2024 – June 30, 2024	0.10	June 14, 2024	July 10, 2024	July 24, 2024
July 1, 2024 – September 30, 2024	0.10	September 13, 2024	October 10, 2024	October 24, 2024
October 1, 2024 – December 31, 2024	0.10	December 13, 2024	January 9, 2025	January 23, 2025
Total	$ 0.40			

Preferred Stock Distributions

During the year ended December 31, 2024, the Company declared aggregate cash distributions to preferred stockholders of $7.4 million. The Company paid aggregate cash distributions of $7.4 million for the year ended December 31, 2024 and $1.9 million was payable as of December 31, 2024, which is included within in other liabilities on the consolidated balance sheets.

Equity Incentive Plan

The Company has an equity incentive plan ("Equity Incentive Plan") for executive officers, directors and certain non-executive employees, and with approval of the Board of Directors, for subsidiaries and their respective affiliates. The Equity Incentive Plan provides for grants of restricted common stock, restricted stock units, phantom shares, stock options, dividend equivalent rights and other equity-based awards (including the grant of Operating Partnership long-term incentive plan units), subject to the total number of shares available for issuance under the plan. The Equity Incentive Plan is administered by the compensation committee of the Board of Directors (the "Compensation Committee"). The Equity Incentive Plan provides for the issuance of up to 3,763,580 shares of common stock. To the extent an award granted under the Equity Incentive Plan expires or terminates, the shares subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards.

A restricted stock unit ("RSU") award represents the right to receive shares of the Company's common stock in the future, after the applicable vesting criteria, determined by the plan administrator, has been satisfied. The holder of an award of RSU has no rights as a stockholder until shares of common stock are issued in settlement of vested restricted stock units. The plan administrator may provide for a grant of dividend equivalent rights in connection with the grant of RSU; provided, however, that if the restricted stock units do not vest solely upon satisfaction of continued employment or service, any payment in respect to the related dividend equivalent rights will be held by the Company and paid when, and only to the extent that, the related RSU vest.

On May 2, 2024, each of the Board of Directors and the Compensation Committee approved a new form of performance-based restricted unit award agreement (the "Performance RSU Award Agreement") that will be used to grant performance-based restricted stock unit awards ("Performance RSU Awards") pursuant to the Equity Incentive Plan. The Performance RSU Awards are based upon the total stockholder return ("TSR") of the Company's common stock over a three-year measurement period beginning January 1 of the year of grant (the "Measurement Period") relative to the TSR of a defined peer group list of other US Office REIT companies (the "Peer Group") as of the first trading date in the year of grant. The payouts under the Performance RSU Awards are evaluated on a sliding scale as follows: TSR below the 30th percentile of the Peer Group would result in a 50% payout; TSR at the 50th percentile of the Peer Group would result in a 100% payout; and TSR at or above the 75th percentile of the Peer Group would result in a 150% payout. Payouts are mathematically interpolated between these stated percentile targets, subject to a 150% maximum. To the extent earned, the payouts of the Performance RSU Awards are intended to be settled in the form of shares of the Company's common stock, pursuant to the Equity Incentive Plan. Upon satisfaction of the vesting conditions, dividend equivalents in an amount equal to all regular and special dividends declared with respect to the Company's common stock during each annual measurement period during the Measurement Period are determined and paid on a cumulative, reinvested basis over the term of the applicable Performance RSU Award, at the time such award vests and based on the number of shares of the Company's common stock that are earned. Shares of the Company's common stock issuable pursuant to the Performance RSU Awards and dividend equivalents granted pursuant to the Performance RSU Award Agreement, taken together with the shares issuable pursuant to any other grants under the Equity Incentive Plan, shall not exceed the annual limitation set forth in Section 6 of the Equity Incentive Plan.

During the first quarter of 2024, the Performance RSU Awards granted in January 2021, with a January 1, 2021 through December 31, 2023 Measurement Period, were earned at 120% of the target number of shares granted based on achievement of a TSR that was at or above the 60th percentile of the 2021 Peer Group.

During the first quarter of 2023, the Performance RSU Awards granted in January 2020, with a January 1, 2020 through December 31, 2022 Measurement Period, were earned at 150% of the target number of shares granted based on achievement of a TSR that was at or above the 75th percentile of the 2020 Peer Group.

The following table summarizes the activity of the awards under the Equity Incentive Plan for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Number of RSUs	Number of Performance RSUs
Outstanding at December 31, 2021	342,159	217,500
Granted	237,986	90,000
Issuance of dividend equivalents	25,987	—
Vested	(177,812)	—
Outstanding at December 31, 2022	428,320	307,500
Granted	198,022	214,888
Issuance of dividend equivalents	43,721	—
Vested	(216,520)	(97,500)
Forfeited	(1,802)	—
Outstanding at December 31, 2023	451,741	424,888
Granted	324,414	324,952
Issuance of dividend equivalents	40,681	—
Vested	(228,747)	(120,000)
Outstanding at December 31, 2024	588,089	629,840

During the years ended December 31, 2024, December 31, 2023 and December 31, 2022 the Company granted the following restricted stock units ("RSUs") and Performance RSU Awards to directors, executive officers and certain non-executive employees:

	Units Granted		Fair Value (in thousands)	Weighted Average Grant Fair Value Per Share
	RSUs	Performance RSUs		
2024	324,414	324,952	$ 3,539	$ 5.45
2023	198,022	214,888	3,729	9.03
2022	237,986	90,000	5,753	17.54

The RSU Awards will vest in three equal, annual installments on each of the first three anniversaries of the grant of date. The Performance RSU Awards will vest on the last day of the three-year measurement period.

During the years ended December 31, 2024, December 31, 2023 and December 31, 2022 the Company recognized net compensation expense for the RSUs and Performance RSU Awards as follows (in thousands):

	RSUs	Performance RSUs	Total
2024	$ 2,571	$ 1,751	$ 4,322
2023	2,542	1,552	4,094
2022	2,554	1,325	3,879

As of December 31, 2024, there was $3.9 million of unrecognized share-based compensation expense, which will be recognized over the next two years, with a weighted average period of approximately one year.

13. Segment Information

The Company is a REIT focused on real estate investments and currently operates in one operating segment: Office Properties. As a group, the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer have collectively been identified as the chief operating decision makers ("CODM"), as defined by GAAP. The CODM review financial information presented on a consolidated basis when making decisions. Additionally, the Company does not group its operations on a geographical basis for the purpose of measuring performance.

The CODM uses both consolidated net income and net operating income ("NOI") as the profit or loss measures to evaluate the performance of our operating segment and allocate resources. Refer to the accompanying consolidated statements of operations for the presentation of consolidated net income for the years ended December 31, 2024, 2023 and 2022. NOI is a measure which includes the revenues and certain expenses directly attributable to our office properties. NOI is defined as rental and other revenues less property operating expenses. NOI is used by the CODM to make operating decisions as we believe it provides information useful in understanding the core operations and operating performance of our portfolio. Total assets are not utilized by the CODM to assess performance.

The following table presents segment NOI for the years ended December 31, 2024, 2023 and 2022 (in thousands):

| | Years Ended December 31, | | | | | |
	2024		2023		2022	
Rental and other revenues	$	171,126	$	179,096	$	180,485
Property operating expenses		69,460		69,997		67,739
Segment net operating income	$	101,666	$	109,099	$	112,746

Significant expenses that comprise property operating expenses within NOI primarily include building common area and maintenance expenses, insurance, property taxes, property management fees, as well as certain expenses that are not recoverable from tenants.

Presented below is a reconciliation of the reportable segment NOI to the consolidated net income (in thousands):

| | Years Ended December 31, | | | | | |
	2024		2023		2022	
Segment net operating income	$	101,666	$	109,099	$	112,746
General and administrative		(15,201)		(14,841)		(13,782)
Depreciation and amortization		(59,321)		(62,987)		(62,495)
Impairment of real estate		(8,463)		—		(13,444)
Contractual interest expense		(32,960)		(31,876)		(25,784)
Amortization of deferred financing costs and debt fair value		(1,384)		(1,296)		(1,218)
Net (loss)/gain on disposition of real estate		(1,462)		(134)		21,658
Consolidated net (loss)/income	$	(17,125)	$	(2,035)	$	17,681

City Office REIT, Inc.
SCHEDULE III – REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION
December 31, 2024
(In thousands)

		Initial Costs to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried as of December 31, 2024(1)					
Description	Encumbrances(2)	Land	Buildings and Improvements	Improvements	Land	Building and Improvements	Total(3)	Accumulated Amortization	Year of Construction	Year Acquired
AmberGlen	$ 20,000	$ 6,547	$ 3,490	$ 1,960	$ 6,547	$ 5,450	$ 11,997	$ 3,093	1984-1998	2009
City Center	—	3,123	10,656	18,454	3,123	29,110	32,233	11,113	1984	2010
Central Fairwinds	15,497	1,747	9,751	7,744	1,747	17,495	19,242	7,161	1982	2012
Florida Research Park	39,832	11,446	56,475	9,858	11,446	66,333	77,779	19,978	1999	2014; 2016
Denver Tech	—	18,002	52,719	11,484	18,002	64,203	82,205	18,253	1997; 1999	2015; 2019
Intellicenter	30,042	5,244	34,278	(450)	5,244	33,828	39,072	8,801	2008	2015
Carillon Point	14,196	5,172	17,316	2,189	5,172	19,505	24,677	6,778	2007	2016
Park Tower	—	3,479	68,656	28,398	3,479	97,054	100,533	29,049	1973	2016
5090 N 40th St	19,912	6,696	32,123	8,102	6,696	40,225	46,921	9,022	1988	2016
SanTan	30,773	6,803	37,187	9,593	6,803	46,780	53,583	12,601	2000-2003	2016
2525 McKinnon	27,000	10,629	34,515	3,663	10,629	38,178	48,807	7,317	2003	2017
Mission City	45,095	25,741	41,474	14,776	25,741	56,250	81,991	19,592	1990-2007	2017
Papago Tech	—	10,746	19,762	2,079	10,746	21,841	32,587	6,165	1993-1995	2017
Pima Center	—	—	45,133	13,641	—	58,774	58,774	13,304	2006-2008	2018
Circle Point	38,109	9,320	39,101	8,458	9,320	47,559	56,879	12,049	2001	2018
The Quad	30,600	8,079	39,858	495	8,079	40,353	48,432	8,305	1982	2018
Greenwood Blvd	20,299	3,945	26,019	1,300	3,945	27,319	31,264	5,825	1997	2018
Camelback Square	—	11,738	37,922	8,210	11,738	46,132	57,870	9,548	1978	2018
Canyon Park	38,159	7,098	38,416	7,100	7,098	45,516	52,614	9,629	1993; 1999	2019
Block 23	—	—	115,747	9,880	—	125,627	125,627	8,954	2019	2021
The Terraces	—	15,861	101,455	6,942	15,861	108,397	124,258	7,800	2017	2021
Bloc 83	—	18,956	280,313	18,488	18,956	298,801	317,757	17,619	2019; 2021	2021
Corporate	280,000	—	—	—	—	—	—	—		
Total	$ 649,514	$ 190,372	$ 1,142,366	$ 192,364	$ 190,372	$ 1,334,730	$ 1,525,102	$ 251,956		

(1) The aggregate cost for federal tax purposes as of December 31, 2024 of our real estate assets was approximately $1.0 billion.
(2) Encumbrances represent total principal debt which excludes net deferred financing costs of $2.5 million.
(3) Properties identified as held for sale at December 31, 2024 are excluded.

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Real Estate Properties			
Balance, beginning of year	$ 1,541,703	$ 1,554,591	$ 1,568,653
Dispositions and impairments	(40,229)	(39,333)	(58,735)
Capital improvements	34,265	26,445	44,673
Assets held for sale	(10,637)	—	—
Balance, end of year	$ 1,525,102	$ 1,541,703	$ 1,554,591
Accumulated Depreciation			
Balance, beginning of year	$ 218,628	$ 175,720	$ 157,356
Depreciation	47,903	47,266	46,654
Dispositions and impairments	(14,575)	(4,358)	(28,290)
Balance, end of year	$ 251,956	$ 218,628	$ 175,720

Exhibit Number	Description
1.1	Equity Distribution Agreement, dated February 26, 2020, by and among City Office REIT, Inc., City Office Operating Partnership, L.P. and KeyBanc Capital Markets Inc. (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the Commission on February 26, 2020).
1.2	Equity Distribution Agreement, dated February 26, 2020, by and among City Office REIT, Inc., City Office Operating Partnership, L.P. and Raymond James & Associates, Inc. (incorporated by reference to Exhibit 1.2 to the Company's Current Report on Form 8-K filed with the Commission on February 26, 2020).
1.3	Equity Distribution Agreement, dated February 26, 2020, by and among City Office REIT, Inc., City Office Operating Partnership, L.P. and BMO Capital Markets Corp. (incorporated by reference to Exhibit 1.3 to the Company's Current Report on Form 8-K filed with the Commission on February 26, 2020).
1.4	Equity Distribution Agreement, dated February 26, 2020, by and among City Office REIT, Inc., City Office Operating Partnership, L.P. and RBC Capital Markets, LLC (incorporated by reference to Exhibit 1.4 to the Company's Current Report on Form 8-K filed with the Commission on February 26, 2020).
1.5	Equity Distribution Agreement, dated February 26, 2020, by and among City Office REIT, Inc., City Office Operating Partnership, L.P. and B. Riley FBR, Inc. (incorporated by reference to Exhibit 1.5 to the Company's Current Report on Form 8-K filed with the Commission on February 26, 2020).
1.6	Equity Distribution Agreement, dated February 26, 2020, by and among City Office REIT, Inc., City Office Operating Partnership, L.P. and D.A. Davidson & Co. (incorporated by reference to Exhibit 1.6 to the Company's Current Report on Form 8-K filed with the Commission on February 26, 2020).
1.7	Equity Distribution Agreement, dated February 26, 2020, by and among City Office REIT, Inc., City Office Operating Partnership, L.P. and Janney Montgomery Scott LLC (incorporated by reference to Exhibit 1.7 to the Company's Current Report on Form 8-K filed with the Commission on February 26, 2020).
3.1	Articles of Amendment and Restatement of the Company, as amended and supplemented (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed with the Commission on March 1, 2018).
3.2	Third Amended and Restated Bylaws of the Company, effective as of August 2, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed August 3, 2023).
4.1	Certificate of Common Stock of City Office REIT, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11/A filed with the Commission on February 18, 2014).
4.2	Form of certificate representing the 6.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Commission on September 30, 2016).
4.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed with the Commission on February 26, 2020).
10.1	Form of Indemnification Agreement by and between City Office REIT, Inc. and its directors and officers (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-11/A filed with the Commission on March 25, 2014).*
10.2	Amended and Restated Agreement of Limited Partnership of City Office REIT Operating Partnership, L.P., dated as of April 21, 2014 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on May 23, 2014).
10.3	First Amendment to the Amended and Restated Agreement of Limited Partnership of City Office REIT Operating Partnership, L.P., dated September 30, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on September 30, 2016).
10.4	Second Amendment to the Amended and Restated Agreement of Limited Partnership of City Office REIT Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 14, 2017).

10.5	Third Amendment to the Amended and Restated Agreement of Limited Partnership of City Office REIT Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on June 20, 2017).
10.6	Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of City Office REIT Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on February 26, 2020).
10.7	Administrative Services Agreement, dated as of February 1, 2016, by and among City Office Management Ltd., Second City Capital II Corporation and Second City Real Estate II Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on February 5, 2016).
10.8	First Amendment to the Administrative Services Agreement, dated October 29, 2018 and effective as of February 1, 2019, by and among City Office Management ULC, Second City Capital II Corporation and Second City Real Estate II Corporation (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on November 1, 2018).
10.9	Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed with the Commission on May 23, 2014).*
10.10	Amendment No. 1 to the City Officer REIT, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 6, 2019).*
10.11	Amendment No. 2 to the City Office REIT, Inc. Equity Incentive Plan, dated February 24, 2022 (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement on Schedule 14A filed on March 16, 2022).*
10.12	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 9, 2016).*
10.13	Form of Performance Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 3, 2024).*
10.14	Executive Employment Agreement, dated as of February 1, 2018, by and between City Office Management Ltd. and James Farrar (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on February 2, 2018).*
10.15	Amendment No. 1 to Executive Employment Agreement, dated as of July 31, 2019, by and between City Office Management Ltd. and James Farrar (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 1, 2019).*
10.16	Amendment No. 2 to Executive Employment Agreement, dated as of August 4, 2021, by and between City Office Management ULC and James Farrar (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 5, 2021).*
10.17	Executive Employment Agreement, dated as of February 1, 2018, by and between City Office Management Ltd. and Gregory Tylee (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on February 2, 2018).*
10.18	Amendment No. 1 to Executive Employment Agreement, dated as of July 31, 2019, by and between City Office Management Ltd. and Gregory Tylee (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 1, 2019).*
10.19	Amendment No. 2 to Executive Employment Agreement, dated as of August 4, 2021, by and between City Office Management ULC and Gregory Tylee (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 5, 2021).*
10.20	Executive Employment Agreement, dated as of February 1, 2018, by and between City Office Management Ltd. and Anthony Maretic (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on February 2, 2018).*
10.21	Amendment No. 1 to Executive Employment Agreement, dated as of July 31, 2019, by and between City Office Management Ltd. and Anthony Maretic (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 1, 2019).*
10.22	Amendment No. 2 to Executive Employment Agreement, dated as of August 4, 2021, by and between City Office Management ULC and Anthony Maretic (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 5, 2021).*

10.23	Credit Agreement dated as of March 15, 2018 by and among City Office REIT Operating Partnership, L.P., as borrower, City Office REIT, Inc. and certain of its subsidiaries, as guarantors, KeyBank National Association, as lender, agent and swing loan lender, the other lending institutions parties named therein, as lenders, and Keybanc Capital Markets, as sole lead arranger and sole book manager (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 21, 2018).
10.24	Administrative Services Agreement, dated July 31, 2019, by and among CIO Administrative Services, LLC, Clarity Real Estate III GP, Limited Partnership and Clarity Real Estate Ventures GP, Limited Partnership (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 1, 2019).
10.25	Amended and Restated Credit Agreement dated as of November 16, 2021 by and among City Office REIT Operating Partnership, L.P., as borrower, City Office REIT, Inc. and certain of its subsidiaries, as guarantors, KeyBank National Association, as lender, agent and swing loan lender, the other lending institutions parties named therein, as lenders, and Keybanc Capital Markets, as sole lead arranger and sole book manager (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on November 22, 2021).
10.26	Amended and Restated Loan Agreement, dated as of August 16, 2023, by and among CIO Research Commons, LLC, CIO Technology Point I & II, LLC and CIO University Tech, LLC, each and collectively as borrower, and BankUnited, N.A. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on August 18, 2023).
10.27	Amended and Restated Renewal Promissory Note, dated as of August 16, 2023, by and among CIO Research Commons, LLC, CIO Technology Point I & II, LLC and CIO University Tech, LLC, each and collectively as borrower, and BankUnited, N.A. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on August 18, 2023).
19.1	Insider Trading Policy †
21.1	Subsidiaries of the Company †
23.1	Consent of KPMG LLP †
31.1	Certification of Annual Report by Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002 †
31.2	Certification of Annual Report by Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002 †
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †
97	City Office REIT, Inc. Clawback Policy (incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K filed with the Commission on February 22, 2024).*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

---

† Filed herewith.
* Compensatory Plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY OFFICE REIT, INC.

Date: February 20, 2025   By: /s/ James Farrar
                                                James Farrar
                                                Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ James Farrar James Farrar	Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2025
/s/ Anthony Maretic Anthony Maretic	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 20, 2025
/s/ John Sweet John Sweet	Independent Director, Chairman of Board of Directors	February 20, 2025
/s/ Mark Murski Mark Murski	Independent Director	February 20, 2025
/s/ Michael Mazan Michael Mazan	Independent Director	February 20, 2025
/s/ John McLernon John McLernon	Independent Director	February 20, 2025
/s/ Sabah Mirza Sabah Mirza	Independent Director	February 20, 2025

Exhibit 31.1

Certification

I, James Farrar, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of City Office REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 20, 2025	/s/ James Farrar
Date	James Farrar
	Chief Executive Officer and Director
	(Principal Executive Officer)

Exhibit 31.2

Certification

I, Anthony Maretic, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of City Office REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 20, 2025
Date

/s/ Anthony Maretic
Anthony Maretic
Chief Financial Officer, Secretary and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of City Office REIT, Inc. (the "Company") to be filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James Farrar, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 20, 2025   /s/ James Farrar
Date   James Farrar
         Chief Executive Officer and Director
         (Principal Executive Officer)

This written report is being furnished to the Securities and Exchange Commission as an exhibit to the Report. A signed original of this written statement required by Section 906 has been provided to City Office REIT, Inc. and will be retained by City Office REIT, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 10-K for the fiscal year ended December 31, 2024 of City Office REIT, Inc. (the "Company") to be filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Anthony Maretic, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 20, 2025   /s/ Anthony Maretic
Date   Anthony Maretic
                                Chief Financial Officer, Secretary and Treasurer
                                (Principal Financial Officer and Principal Accounting Officer)

This written report is being furnished to the Securities and Exchange Commission as an exhibit to the Report. A signed original of this written statement required by Section 906 has been provided to City Office REIT, Inc. and will be retained by City Office REIT, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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